     As filed with the Securities and Exchange Commission on July 19, 2000

           _________________________________________________________

                      SECURITIES AND EXCHANGE COMMISSION,
                            Washington, D.C. 20549
                                  ___________

                                SCHEDULE 14D-9
                     Solicitation/Recommendation Statement
                            Under Section 14(d)(4)
                    of the Securities Exchange Act of 1934
                                  ___________

                               EFTC CORPORATION
                           (Name of Subject Company)
                                  ___________

                               EFTC CORPORATION
                      (Name of Persons Filing Statement)

                    Common Stock, par value $0.01 per share
                        (Title of Class of Securities)

                                  268443 10 8
                     (CUSIP Number of Class of Securities)
                                  ___________

                                 Jack Calderon
                                   Chairman
                               EFTC Corporation
                        9351 Grant Street, Sixth Floor
                            Denver, Colorado 80229
                                (303) 451-8200

                         (Name, address and telephone
                        number of person authorized to
                     receive notices and communications on
                    behalf of the persons filing statement)

                                with a copy to:

                           Francis R. Wheeler, Esq.
                           Holme Roberts & Owen LLP
                           1700 Lincoln, Suite 4100
                            Denver, Colorado 80203
                                (303) 861-7000

 [_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

                               ___________

                               EFTC Corporation
                        9351 Grant Street, Sixth Floor
                            Denver, Colorado 80229
                                (303) 451-8200

July 19, 2000

To Our Shareholders:

     I am pleased to inform you that EFTC Corporation (the "Company") has entered into an Securities Purchase Agreement, dated as of March 30, 2000 and as amended as of July 12, 2000 (the "Purchase Agreement"), providing for the acquisition of securities of the Company by Thayer-BLUM Funding, L.L.C., a Delaware limited liability company (the "Purchaser"). Pursuant to the Purchase Agreement, the Purchaser purchased a total of $54.0 million of the Company's 15% Senior Subordinated Exchangeable Notes due June 30, 2006 (issued on March 30,
2000) (the "March Exchangeable Notes"), $14.0 million of the Company's 15% Senior Subordinated Exchangeable Notes due June 30, 2006 (issued on July 14,
2000) (the "July Exchangeable Notes" and, together with the March Exchangeable Notes, the "Exchangeable Notes"), and warrants to purchase 3,093,154 shares of the Company's common stock at an exercise price of $0.01 per share. In addition, the Purchaser designated two directors for election to the Company's Board of Directors.

     The Purchaser has commenced a tender offer (the "Offer") to purchase up to 5,625,000 shares of the Company's currently outstanding common stock and rights at a cash price of $4.00 per share. If at least 500,000 shares are tendered in the Offer and the Company's shareholders approve the issuance of the Company's 8.875% Senior Subordinated Convertible Notes (the "Convertible Notes") and Series B Convertible Preferred Stock (the "Convertible Preferred Stock"), the warrants will never become exercisable and will be canceled, the March Exchangeable Notes will automatically be replaced with the Convertible Notes and the July Exchangeable Notes will automatically be replaced with the Convertible Preferred Stock. In addition, the Purchaser will have the right to designate a majority of the members of the Company's Board of Directors.

     Your Board of Directors has unanimously approved the Offer and the transactions contemplated by the Purchase Agreement and, based in part on the opinion of its financial advisor, Needham & Company, Inc., has determined that the Offer and the transactions contemplated by the Purchase Agreement, when taken together, are fair to, and in the best interests of, the Company and its shareholders from a financial point of view, and unanimously recommends that shareholders accept the Offer and tender their shares of common stock pursuant to the Offer.

     Directors, executive officers and other shareholders having the power to vote an aggregate of 26.5% of the Company's outstanding common stock have entered into voting agreements pursuant to which they have agreed to vote to approve the transactions contemplated by the Purchase Agreement, including the issuance of the Convertible Notes and the Convertible Preferred Stock.

     Purchaser's Offer to Purchase and related materials, including a Letter of Transmittal to be used for tendering your shares, are enclosed with this letter. These documents set forth in detail the terms and conditions of the Offer and the Purchase Agreement and provide instructions on how to tender your shares. I urge you to read the enclosed materials carefully.

     Attached to this letter is a copy of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Recommendation") filed with the Securities and Exchange Commission, which includes information regarding the factors considered by the Board of Directors in its deliberations, and certain other information regarding the Offer and the Purchase Agreement. Included as Exhibit 10 to the Recommendation is a copy of the written opinions of Needham & Company, Inc. to the effect that, as of such date and based upon and subject to certain matters stated therein, the Offer and the transactions contemplated by the Purchase Agreement, when taken together, are fair to the Company and its shareholders (other than the Purchaser and its affiliates), from a financial point of view. You are urged to read such opinions carefully in their entirety.

     On behalf of the Board of Directors, I thank you for your continued support.



                                                         /s/ Jack Calderon
                                                         Jack Calderon
                                                         Chairman

Item 1.  Subject Company Information

     The name of the subject company and filer is EFTC Corporation, a Colorado corporation (the "Company"), and the address of the principal executive offices of the Company is 9351 Grant Street, Sixth Floor, Denver, Colorado 80229. The telephone number of the principal executive offices of the Company is (303) 451-8200. The Company has announced that it intends to relocate its principal executive offices to Phoenix, Arizona by the end of 2000.

     The title of the class of equity securities to which this statement relates is the common stock, par value $0.01 per share, of the Company (the "Common Stock"). As of July 17, 2000, there were 15,543,489 shares of Common Stock outstanding.


Item 2.  Identity and Background of the Filing Person

     This Statement relates to the tender offer by Thayer-BLUM Funding, L.L.C., a Delaware limited liability company ("Purchaser"), disclosed in a Tender Offer Statement on Schedule TO (the "Schedule TO"), dated July 19, 2000 and filed with the Securities and Exchange Commission (the "Commission"), to purchase up to 5,625,000 but not less than 500,000 of the outstanding shares of Common Stock at a price of $4.00 per share (the "Offer Price"), net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 19, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal") (which, together with any amendments and supplements thereto, collectively constitute the "Offer") included in the Schedule TO.

     The Offer is being made pursuant to a Securities Purchase Agreement, dated as of March 30, 2000, as amended on July 12, 2000 (the "Purchase Agreement"), between Purchaser and the Company. On March 30, 2000, the Company completed the first stage of a recapitalization transaction with Purchaser pursuant to the Purchase Agreement. This first stage involved:

     . the purchase of a total of $54.0 million in Senior Subordinated Exchangeable Notes with a maturity date of June 30, 2006 and an initial interest rate of 15% accruing quarterly, or at the Company's option, payable in additional Exchangeable Notes (the "March Exchangeable Notes");

     . the issuance of Warrants to purchase 3,093,154 shares of the Common Stock at an exercise price of $.01 per share; and

     . the election of two persons designated by Purchaser to the Company's board of directors.

     On July 14, 2000, Purchaser purchased $14.0 million in Senior Subordinated Exchangeable Notes with a maturity date of June 30, 2006 and an initial interest rate of 15% accruing quarterly, or at the Company's option, payable in additional Exchangeable Notes (the "July Exchangeable Notes" and, together with the March Exchangeable Notes, the "Exchangeable Notes"), substantially in the form of the Company's currently outstanding March Exchangeable Notes held by Purchaser.

     If issuance of the Convertible Notes and the Convertible Preferred Stock (as described below) is approved at the special meeting of shareholders (the "Special Meeting") and the Offer is consummated with respect to at least 500,000 shares of Common Stock (a "Successful Tender Offer"):

     . the March Exchangeable Notes will automatically be replaced with Senior Subordinated Convertible Notes with a maturity date of June 30, 2006 and an interest rate of 8.875% compounding quarterly, or at the Company's option, payable in additional Convertible Notes and which are convertible at a rate of $2.58 per share;

     . the July Exchangeable Notes will automatically be replaced with Company's Convertible Preferred Stock having a liquidation preference equal to the aggregate principal amount of the July Exchangeable Notes, plus accrued interest, and convertible into Common Stock at $1.80 per share;

     . Purchaser will have the right to designate a majority of the members of the Company's board of directors; and

     .    the Warrants will never become exercisable and will be canceled.

     If issuance of the Convertible Notes and the Convertible Preferred Stock is not approved at the Special Meeting or if the Offer is not consummated with respect to at least 500,000 shares of Common Stock:

     . the Warrants will become exercisable and will remain exercisable until June 30, 2010; and

     . the Exchangeable Notes will remain in place and the interest rate will increase to 20%, compounding quarterly, or at the Company's option, payable in additional Exchangeable Notes.

     The address of the principal executive office of Purchaser is 1455 Pennsylvania Avenue, N.W., Suite 350; Washington, D.C. 20004. All information contained in this Statement or incorporated herein by reference concerning Purchaser or its affiliates, or actions or events with respect to any of them, was provided by Purchaser, and the Company assumes no responsibility therefor.


Item 3.  Past Contacts, Transactions, Negotiations and Agreements

     Certain contracts, agreements, arrangements or understandings and any actual or potential conflicts of interest between the Company or its affiliates and the Company's executive officers, directors or affiliates are described in the proxy statement for the Special Meeting under the captions "Executive Compensation Information" and "Compensation of Directors."

     Certain contracts, agreements, arrangements or understandings and any actual or potential conflicts of interest between the Company or its affiliates and Purchaser or its executive officers, directors or affiliates are described below. For a description of the background of the transaction and recent contacts between Purchaser and the Company, see Item 4 below.

     The Purchase Agreement

     The summary of the Purchase Agreement set forth below is qualified in its entirety by reference to the Purchase Agreement incorporated herein by reference.

     General. The Purchase Agreement sets forth the terms and conditions under which the Company sold and Purchaser bought $54.0 million in aggregate principal amount of the March Exchangeable Notes,

$14.0 million in aggregate principal amount of the July Exchangeable Notes, plus Warrants to purchase 3,093,154 shares of the Common Stock at an exercise price of $.01 per share representing approximately 19.9% of the Company's currently outstanding Common Stock.

     Representations and Warranties. The Purchase Agreement contains various customary representations and warranties of the Company and Purchaser, including representations and warranties with respect to the parties' due organization, good standing, authority, requisite power and absence of any conflicts with respect to the transactions contemplated by the Purchase Agreement. The Purchase Agreement also contains representations and warranties of the Company as to the following:

     .    the Company's capitalization;

     .    the Company's subsidiaries;

     .    the absence of material litigation;

     .    SEC reports and financial statements;

     .    title and condition of assets;

     .    absence of contractual defaults;

     .    no material adverse change in the condition of the Company;

     .    absence of unfair labor practices;

     .    absence of strikes or other labor disputes;

     .    employee benefit plans;

     .    existing debt;

     .    absence of undisclosed liabilities;

     .    solvency;

     .    compliance with law;

     .    environmental matters;

     . absence of any improper contribution, gift or bribe, including compliance with the Foreign Corrupt Practices Act; and

     . absence of certain changes in the Company's business since December 31, 1999 and May 31, 2000.

     Covenants. In addition to the preparation and distribution of the proxy statement related to the Special Meeting, the Purchase Agreement contains certain other agreements between the Company and Purchaser. The Company has agreed that it will notify Purchaser of any unsolicited requests, and will not initiate any discussions, related to any merger, the sale of material assets of the Company, sale of the Company's voting stock having greater than 15% of the aggregate voting power of the Company's capital stock or any other transaction involving the transfer of effective control of the Company or any of its divisions.

     The Company has also agreed that, during the period from March 30, 2000 to the closing of the Offer, other than as permitted or required by the Purchase Agreement, it will conduct its business and preserve its business relationships in accordance with past practice, it will not amend its Articles of Incorporation or Bylaws except to increase the number of authorized shares as contemplated by the Purchase Agreement and to create the Convertible Preferred Stock, it will not issue, pledge or sell shares of its capital stock except in connection with the 2000 Equity Stock Option Plan or in the ordinary course of business, it will not pay dividends, it will not adopt or amend any employee benefit plans, it will not incur any indebtedness other than in the ordinary course of business, it will not enter into certain material contracts or encumber or dispose of any material assets, it may not obtain equity financing in excess of $1 million without the prior written consent of Purchaser, and it will consult with Purchaser regarding any significant labor relations or employment issues. The Company has committed to entering into agreements with consultants and advisors approved by Purchaser to facilitate and accelerate the Company's business plans with regard to its manufacturing, hiring and purchasing initiatives. The Company is required to have spent or be committed to spend at least $1.5 million, and shall reserve for expense an additional $1.8 million, pursuant to these agreements. The Company also has agreed to pay all transaction expenses incurred by Purchaser and its members in connection with the recapitalization transaction with the Company, which are currently estimated to exceed $3 million.

     Purchaser has agreed that it does not intend for the Offer to result in the delisting of the Common Stock. It has also agreed that it will take no affirmative action to delist the Common Stock from the Nasdaq Stock Market. The Company and Purchaser have each agreed, through September 30, 2010, to use commercially reasonable efforts to comply with the non-quantitative designation criteria applicable to Nasdaq National Market issuers and to comply with any applicable minimum per share bid price by effecting a reverse stock split, if necessary. In addition, the Company has agreed to use commercially reasonable efforts to list its Common Stock on the Nasdaq Small Cap Market if the Common Stock is either de-listed, or is in the process of being de-listed, from the Nasdaq National Market.

     Purchaser has agreed that it will take no action prior to December 31, 2001 to cause the Company to be the subject of a Rule 13e-3 transaction (a "going private" transaction as defined in Rule 13e-3 adopted under the Exchange Act) with an affiliate of Purchaser unless approved by a majority of disinterested directors.

     Termination. The Purchase Agreement will terminate if the Offer is consummated with respect to at least 500,000 shares of Common Stock, with certain covenants surviving such termination, unless earlier terminated as follows:

     .    by mutual consent of Purchaser and the Company;

     .    by court order;

     .    by either party if the Offer is not consummated by September 30, 2000;

     . by Purchaser if the Company's board of directors has withdrawn its recommendation or approval of the transactions contemplated by the Purchase Agreement;

     . by Purchaser if the shareholders fail to approve the issuance of the Convertible Notes and Convertible Preferred Stock;

     . by Purchaser if any third party acquires more than 30% of the outstanding Common Stock;

     . by the Company if the Company receives an acquisition proposal for the Company that the board of directors has determined in good faith is superior to the proposal of Purchaser; or

     . by either party if the Federal Trade Commission or Department of Justice has commenced or officially recommended commencement of an action for an order prohibiting consummation of the Offer.

     If the termination results from the Company's board of directors either withdrawing its approval or receiving a superior proposal, the Company must pay a breakup fee of $1.5 million to Purchaser and reimburse all of Purchaser's out of pocket costs and expenses up to an additional $1.5 million (net of any expenses paid previously by the Company). In the event of any other termination of the Purchase Agreement, no party shall have any further liability or obligation other than liability for breach.

     Conditions to the Offer. Purchaser shall not be required to accept or pay for any shares tendered in the Offer, and may terminate or amend the Offer as to any shares not then paid for, if (i) as of the expiration date of the Offer (A) any applicable waiting period under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") has not expired or terminated or (B) 500,000 shares of Common Stock have not been validly tendered or (ii) at any time after March 30, 2000 and before the time of acceptance for payment for any shares tendered any of the following events occurs and is continuing, unless Purchaser has consented otherwise:

     . a governmental entity shall have threatened, or there shall be pending, any action against Purchaser, the Company or any of the Company's subsidiaries, or any statute, rule, regulation, judgment, order or injunction shall be applicable

          . seeking to prohibit or impose any material limitations on, or require the sale or disposal of, a material portion of the Company's business or assets, or

          . challenging the Offer, including the ability of Purchaser to pay for or exercise full rights of ownership of tendered shares;

     . a general banking moratorium or other general material limitation on banking in the United States;

     .    a general suspension of trading in the securities markets;

     . a declaration of war or other international or national calamity involving the United States;

     . the Company's board of directors has withdrawn or modified adversely its support of the Offer, or approved or entered into any proposal for acquisition of the Company's assets or capital stock;

     .    all required consents have not been obtained;

     .    the Purchase Agreement is terminated;

     . either the required members of the board of directors have not tendered their resignations to be effective upon the closing of a Successful Tender Offer or the size of the Board has not been increased so that Purchaser is not able to designate a majority of the board of directors;

     . Honeywell, Inc. Commercial Aviation Systems ("Honeywell") shall have given a written notice to the Company of default and right to cure under Section 16.1 of the Long Term Supply Agreement between Honeywell and the Company, which notice has not been withdrawn by Honeywell; and Honeywell shall have terminated the Long Term Supply Agreement;

     . the making of any restricted payment prohibited by Section 7(e) of the Exchangeable Notes;

     . the incurrence of indebtedness in excess of that permitted by Section 7(i) of the Exchangeable Notes;

     . the recapitalization (other than as expressly contemplated by the recapitalization transaction between the Company and Purchaser), merger or consolidation of the Company;

     . the authorization or issuance of securities other than (a) in settlement of the securities litigation as currently agreed, (b) pursuant to currently outstanding options or warrants, (c) stock options granted to employees (other than executive officers) in the ordinary course of business and (d) as otherwise expressly contemplated by the recapitalization transaction;

     . the amendment of the Company's articles of incorporation or bylaws (other than as expressly contemplated by the Purchase Agreement);

     . the acquisition or disposition of a material line of business or facility, or the formation of a material joint venture;

     . the making of any material change in the compensation arrangements or employee benefit plans applicable to the Company's executive officers or the making of any material change to the compensation arrangements applicable to the Company's other employees except as made in the ordinary course of business (other than as expressly contemplated by the Purchase Agreement);

     . the making of capital expenditures in fiscal year 2000 that exceed by 10% (i) $2,684,000 in the second fiscal quarter, (ii) $6,417,000 in the third fiscal quarter or (iii) $3,432,000 in the fourth fiscal quarter;

     . the hiring or firing of any executive officer (other than as expressly contemplated by the Purchase Agreement);

     . the making of any material amendment to either supply agreement between the Company and Honeywell (other than as currently being negotiated for lifetime buy inventory); or

     .    any agreement to do any of the foregoing.

     These conditions are for the sole benefit of Purchaser and may be asserted by Purchaser regardless of the circumstances giving rise to such conditions.

     Exchangeable Notes

     The summary of the Exchangeable Notes set forth below is qualified in its entirety by reference to the form of Exchangeable Note incorporated herein by reference.

     Under the March Exchangeable Notes, the Company promises to pay to Purchaser, on June 30, 2006, the principal amount of $54.0 million, plus interest on the unpaid principal balance at the rate of 15.0% per annum, compounded quarterly. Interest accruing on the March Exchangeable Notes is added to the principal amount of the notes on the date so due, or, at the Company's option, it may issue additional March Exchangeable Notes for the amount of unpaid accrued interest. Upon shareholder approval of the issuance of the Convertible Notes and Convertible Preferred Stock and consummation of a Successful Tender Offer, the March Exchangeable Notes shall automatically be exchanged for and replaced by 8.875% Senior Subordinated Convertible Notes due June 30, 2006, in an aggregate principal amount equal to the amount outstanding under the March Exchangeable Notes, plus accrued but unpaid interest.

     Under the July Exchangeable Notes, the Company promises to pay to Purchaser, on June 30, 2006, the principal amount of $14.0 million, plus interest on the unpaid principal balance at the rate of 15.0% per annum, compounded quarterly. Interest accruing on the July Exchangeable Notes is added to the principal amount of the notes on the date so due, or, at the Company's option, it may issue additional July Exchangeable Notes for the amount of unpaid accrued interest. Upon shareholder approval of the issuance of the Convertible Notes and Convertible Preferred Stock and consummation of a Successful Tender Offer, the July Exchangeable Notes shall automatically be exchanged for and replaced by Convertible Preferred Stock convertible into the Common Stock at a price of $1.80 per share of Common Stock. The aggregate liquidation preference of the Convertible Preferred Stock will be equal to the aggregate amount then outstanding under the July Exchangeable Notes, plus accrued interest.

     If the shareholders do not approve the issuance of the Convertible Notes and Convertible Preferred Stock by September 30, 2000, then (i) interest on all unpaid amounts under the Exchangeable Notes from and after such date shall be payable at the rate of 20% per annum, and (ii) the Company may redeem the Exchangeable Notes, in whole or in part, by paying a redemption price equal to 108% of the principal amount redeemed, plus accrued and unpaid interest to the redemption date. If the Company chooses to repurchase the Warrants, it may redeem the Exchangeable Notes, in whole, at a redemption price equal to 100% of the principal amount outstanding, plus accrued and unpaid interest to the redemption date.

     Upon a Change of Control or a Financing Redemption Event, the Company will be obligated to redeem the Exchangeable Notes, at the option of the holders of a majority in principal amount of the Exchangeable Notes, in whole or in part, at a redemption price equal to 100% of the principal amount redeemed, plus accrued and unpaid interest to the redemption date. A "Change of Control" under the Exchangeable Notes will occur when (i) any person becomes a beneficial owner of 33% or more of the outstanding shares of the Common Stock or has the ability to cause 25% or more of the Company's board of directors to be composed of its nominees, (ii) Jeffrey Goettman, John Walker and any other directors elected or appointed to the Company's board of directors pursuant to the terms of the Exchangeable Notes (as discussed below) cease for any reason to be members of the board of directors and the holders of the Exchangeable Notes do not have the ability to designate their replacements or (iii) the Company's shareholders approve, or there is consummated without shareholder approval, (A) a merger or consolidation of the Company in which the shareholders of the Company prior to such transaction hold voting securities of the surviving entity representing 50% or less of the total votes outstanding, (B) a plan of complete liquidation of the Company or (C) an agreement for the sale of disposition of all or any substantial portion of the Company's assets or a major division or subsidiary of the Company. A "Financing Redemption Event" under the Exchangeable Notes will occur when the Company sells equity securities in one or a series of related transactions, which taken together, result in a total, aggregate offering price of more than $50.0 million.

     The indebtedness evidenced by the Exchangeable Notes is subordinated in right of payment to the prior payment in full, in cash, of all Senior Debt (as defined in the Exchangeable Notes). If a default, monetary or otherwise, occurs with respect to the Senior Debt, no payments or distributions shall be made to Purchaser with respect to obligations under the Exchangeable Notes. If an event of default occurs with respect to the Exchangeable Notes, the Company must pay interest on all unpaid amounts under the Exchangeable Notes (including interest) at a rate of interest equal to the then current rate of interest plus 2%.

     So long as the Exchangeable Notes are outstanding, the Company shall not, and shall not permit any subsidiary or affiliate to, directly or indirectly, declare or pay any dividend on any shares of its capital stock or purchase, redeem or otherwise acquire or retire for value any equity interest of the Company, or any subsidiary or other affiliate of the Company. Additionally, so long as the Exchangeable Notes are outstanding, neither the Company nor its subsidiaries may incur, issue, assume, guarantee or otherwise become liable with respect to any indebtedness other than the indebtedness represented by the Exchangeable Notes, the Senior Debt, the Promissory Note, dated March 30, 2000, payable to the Monfort Family Limited Partnership in the principal amount of $3.0 million (the "Monfort Note") and other indebtedness in an aggregate principal amount not exceeding $5.0 million.

     As long as the Exchangeable Notes are outstanding, the Company may not engage in any "Significant Transaction" without the prior written approval of the holders of a majority in principal amount of the Exchangeable Notes. A Significant Transaction means (i) one or a series of related transactions in which the Company obtains debt financing in an aggregate amount in excess of $1.0 million, (ii) any material acquisition or material disposition, or (iii) any adoption of, or amendment to, any incentive compensation plan.

     The Company has agreed to provide all holders of the Exchangeable Notes any annual reports and any information, documents or other reports that it is required to file with the SEC. The Company will also provide holders, on a quarterly basis, with a certificate of an officer of the Company stating that the Company is in compliance with its obligations under the Exchangeable Notes. In addition, the Company must furnish all holders with an officer's certificate within 90 days after the end of the Company's fiscal year ending in 2002 setting forth the Company's consolidated net income, plus interest, taxes, losses (or minus gains) on the sale or disposition of assets outside the ordinary course of business, depreciation, amortization or other non-cash charges and certain management fees, or EBITDA, for 2002. As discussed below, it is an event of default if the Company's EBITDA for 2002 is less than $25.0 million.

     The Company and its subsidiaries may not engage in transactions with an affiliate of the Company, except on terms that are no less favorable to the Company or the relevant subsidiary than those that could have been obtained in a transaction with an unrelated person, other than transactions between the Company and its wholly owned subsidiaries. The holders of at least a majority in principal amount of the Exchangeable Notes have the right to approve any transaction between the Company or its subsidiaries and an affiliate of the Company having a potential value of more than $1.0 million, other than transactions between the Company and its wholly owned subsidiaries.

     The Company will not, and will not permit any subsidiary, to create any lien upon the Company's assets or any subsidiary or any shares of capital stock of any subsidiary. Without the consent of the holders of at least a majority in principal amount of the Exchangeable Notes, (i) the Company may not dispose of assets (i) for aggregate net proceeds in any fiscal year exceeding $2.0 million, other than sales of inventory in the ordinary course of business, or (ii) for less than fair market value, unless such fair market value is less than $2.0 million and the consideration received is promptly applied to the purchase of comparable assets. At least 90% of the consideration received by the Company for any sale of assets must be in the form of cash.

     The Company's board of directors must at all times be composed of no more than 12 directors unless approved by holders of a majority in principal amount of the Exchangeable Notes. At all times during the term of the Exchangeable Notes, holders of a majority in principal amount of the Exchangeable Notes will have the right to designate an aggregate of two persons for election as members of the Company's board of directors (or up to four upon occurrence of an event of default).

     An event of default under the Exchangeable Notes will occur if:

     . the Company defaults in its payment obligations under the Exchangeable Notes;

     . the Company fails to comply in any material respect with its agreements under the Exchangeable Notes;

     . the Company fails to comply in any material respect with its agreements under the Warrants;

     . any of the representations and warranties of the Company made in connection with the Exchangeable Notes or the Purchase Agreement were untrue when made in any respect materially adverse to the Company and its subsidiaries taken as a whole;

     . an event of default occurs under any agreement of the Company or any subsidiary accelerating the payment of indebtedness of $500,000 or more in the aggregate;

     . final judgments for the payment of money in excess of $1.0 million are entered against the Company or any of its subsidiaries and such judgments remain undischarged for a period of 30 days;

     . the Company or any subsidiary commences a voluntary bankruptcy, consents to the entry of an order for relief against it in an involuntary case, consents to the appointment of a bankruptcy custodian for the Company or for all or substantially all of its property, makes a general assignment for the benefit of its creditors or generally is unable to pay its debts as they become due;

     . a court enters an order under any bankruptcy law that (i) is for relief against the Company or any of its subsidiaries in an involuntary case, (ii) appoints a custodian of the Company or any of its subsidiaries or for all or substantially all of the Company's properties or (iii) orders the liquidation of the Company or any of its subsidiaries, and the order or decree remains unstayed and in effect for 60 days, or

     . the Company does not deliver the officer's certificate setting forth the Company's EBITDA for 2002 within 90 days of the end of the Company's fiscal year 2002 or such 2002 EBITDA is less than $25 million.

     If an event of default (other than an event of default than involving bankruptcy matters or the Company's 2002 EBITDA and the related officer's certificate) occurs and is continuing, the holders of 20% in principal amount of the Exchangeable Notes, by notice to the Company, may declare the unpaid principal of and any accrued interest on the Exchangeable Notes to be immediately due and payable. If the event of default involves a bankruptcy matter as discussed above, all such amounts are immediately due and payable without any declaration or other act on the part of any holder.

     If the event of default involves 2002 EBITDA or the delivery of the related officer's certificate as discussed above, the Company must pay in full the principal of and accrued interest on the Exchangeable Notes to the holders by no later than September 30, 2003. If the Company does not make such payment, the Exchangeable Notes will thereafter be due and payable and in continuing default, and from and after September 30, 2003 interest will accrue and be payable at 25% per annum, compounded quarterly.

     In addition, if an event of default occurs and is continuing, the Company will, at the request of the holder of a majority in principal amount of the Exchangeable Notes, create two vacancies on the Company's board of directors, fill such vacancies with designees named by the holders, and take such actions as are necessary to have such newly appointed directors elected to the board of directors by the Company's shareholders.

     Convertible Notes

     The summary of the Convertible Notes set forth below is qualified in its entirety by reference to the form of Convertible Note incorporated herein by reference.

     Under the Senior Subordinated Convertible Notes due June 30, 2006 (the "Convertible Notes"), the Company promises to pay to Purchaser, on June 30, 2006, the principal amount of $54.0 million, plus interest on the unpaid principal balance at the rate of 8.875% per annum, compounded quarterly. The Convertible Notes are being issued in exchange for the March Exchangeable Notes. Interest on the Convertible Notes will accrue and be added to the principal amount of the Convertible Notes on the date so due, or, at the Company's option, it may issue an accrual note for the amount of unpaid accrued interest.

     The holders of the Convertible Notes may convert such notes into Common Stock at any time with the number of shares issuable upon conversion being determined by dividing the principal amount to be converted by the conversion price in effect on the conversion date. Subject to certain adjustments, the initial conversion price shall be $2.58 per share. The Convertible Notes are to be automatically converted into shares of Common Stock if:

     . the Company at the time is maintaining the listing of its Common Stock on the Nasdaq Stock Market;

     . the Company is in full compliance with all covenants under its senior debt; and

     . the average of the high and low sales prices of the common stock is above $7.50 per share for 45 consecutive trading days or, on or after March 30, 2003, such average is above $4.25 for 45 consecutive trading days.

     Upon a Change of Control, the Company will be obligated to redeem the Convertible Notes, at the option of the holder of the Convertible Notes, in whole or in part, at a redemption price equal to 100% of the principal amount redeemed, plus accrued and unpaid interest to the redemption date and an amount equal to the interest, if any, which would accrue on the Convertible Notes from the date of redemption to the occurrence of a Change of Control up to and including March 30, 2003. A "Change of Control" under the Convertible Notes will occur when (i) any person becomes a beneficial owner of 33% or more of the outstanding shares of the Common Stock or has the ability to cause 25% or more of the Company's board of directors to be composed of its nominees, (ii) the directors elected or appointed to the Company's board of directors by the holder of the Convertible Notes cease for any reason to constitute at least a majority of the board of directors and the holders of the Convertible Notes do not have the ability to designate their replacements or (iii) the Company's shareholders approve, or there is consummated without shareholder approval, (A) a merger or consolidation of the Company in which the shareholders of the Company prior to such transaction hold voting securities of the surviving entity representing 50% or less of the total votes outstanding, (B) a plan of complete liquidation of the Company or (C) an agreement for the sale of disposition of all or any substantial portion of the Company's assets or a major division or subsidiary of the Company.

     The indebtedness evidenced by the Convertible Notes shall be subordinated in right of payment to the prior payment in full, in cash, of all Senior Debt. If a default, monetary or otherwise, occurs with respect to the Senior Debt, no payments or distributions shall be made to the holder with respect to obligations under the Convertible Notes. If an event of default occurs with respect to the Convertible Notes, the Company shall pay interest on all unpaid amounts under the Convertible Notes (including interest) at the default rate of 10.875%.

     So long as the Convertible Notes are outstanding, the Company shall not, and shall not permit any subsidiary or affiliate to, directly or indirectly, declare or pay any dividend on any shares of its capital stock or purchase, redeem or otherwise acquire or retire for value any equity interest of the Company, or any subsidiary or other affiliate of the Company. Additionally, so long as the Convertible Notes are outstanding, neither the Company nor its subsidiaries may incur, issue, assume, guarantee or otherwise become liable with respect to any indebtedness other than the indebtedness represented by the Convertible Notes, the Senior Debt, the Monfort Note and other indebtedness in an aggregate principal amount not exceeding $5.0 million.

     As long as the Convertible Notes are outstanding, the Company may not engage in any Significant Transaction without the prior written approval of the Holders of a majority in principal amount of the Notes.

     The Company has agreed to provide all holders of the Convertible Notes with any annual reports and any information, documents or other reports that it is required to file with the SEC. The Company will also provide holders, on a quarterly basis, with a certificate of an officer of the Company stating that the Company is in compliance with its obligations under the Convertible Notes.

     The Company and its subsidiaries may not engage in transactions with an affiliate of the Company, except on terms that are no less favorable to the Company or the relevant subsidiary than those that could have been obtained in a transaction with an unrelated person, other than transactions between the Company and its wholly owned subsidiaries. The holders of at least a majority in principal amount of the Convertible Notes have the right to approve any transaction between the Company or its subsidiaries and an affiliate of the Company having a potential value of more than $1 million, other than transactions between the Company and its wholly owned subsidiaries.

     The Company will not, and will not permit any subsidiary, to create any lien upon the Company's assets or any subsidiary or any shares of capital stock of any subsidiary. Without the consent of the holders of at least a majority in principal amount of the Convertible Notes, the Company may not dispose of assets
(i) for aggregate net proceeds in any fiscal year exceeding $2.0 million, other than sales of inventory in the ordinary course of business, or (ii) for less than fair market value, unless such fair market value is less than $2.0 million and the consideration received is promptly applied to the purchase of comparable assets. At least 90% of the consideration received by the Company for any sale of assets must be in the form of cash.

     The Company's board of directors must at all times be composed of no more than 12 directors unless approved by holders of a majority in principal amount of the Convertible Notes. The holder of the Convertible Notes will have the right to nominate a number of persons for election as members of the board of directors of the Company such that the number nominated by the holder will compose a majority of the total number of directors.

     An event of default under the Convertible Notes will occur if:

     . the Company defaults in its payment obligations under the Convertible Notes;

     . the Company fails to comply in any material respect with its agreements under the Convertible Notes;

     . any of the representations and warranties of the Company made in connection with the Convertible Notes or the Purchase Agreement were untrue when made in any respect materially adverse to the Company and its subsidiaries taken as a whole;

     . an event of default occurs under any agreement of the Company or any subsidiary accelerating the payment of indebtedness of $500,000 or more;

     . final judgments for the payment of money in excess of $1.0 million are entered against the Company or any of its subsidiaries and such judgments remain undischarged for a period of 30 days;

     . the Company or any subsidiary commences a voluntary bankruptcy, consents to the entry of an order for relief against it in an involuntary case, consents to the appointment of a bankruptcy custodian for the Company or for all or substantially all of its property, makes a general assignment for the benefit of its creditors or generally is unable to pay its debts as they become due; or

     . a court enters an order under any bankruptcy law that (i) is for relief against the Company or any of its subsidiaries in an involuntary case,
        (ii) appoints a custodian of the Company or any of its subsidiaries or for all or substantially all of the Company's properties or (iii) orders the liquidation of the Company or any of its subsidiaries, and the order or decree remains unstayed and in effect for 60 days.

     If an event of default (other than involving bankruptcy matters) occurs and is continuing, the holders of at least a majority in principal amount of the Convertible Notes, by notice to the Company, may declare the unpaid principal of and any accrued interest on the Convertible Notes to be immediately due and payable. If the event of default involves a bankruptcy matter as discussed above, all such amounts are immediately due and payable without any declaration or other act on the part of any holder.

     Convertible Preferred Stock

     The Company's Series B Convertible Preferred Stock (the "Convertible Preferred Stock") is being issued in exchange for the July Exchangeable Notes. The Convertible Preferred Stock will accrue dividends at a rate of 8.875% per annum on the per share liquidation preference of the Convertible Preferred Stock. Dividends on the Convertible Preferred Stock will be cumulative and will accrue on a daily basis. Accrued dividends will be payable quarterly in arrears on January 15, April 15, July 15 and October 15 of each year (each a "Dividend Payment Date"). On each Dividend Payment Date, all dividends, to the extent not declared and paid during the preceding accrual period, will be added to the liquidation preference of each share of Convertible Preferred Stock effective as of such Dividend Payment Date and will remain a part thereof to and including the date on which such dividend is paid.

     In the event of any voluntary or involuntary liquidation, dissolution or other winding up of the affairs of the Company, before any payment or distribution is made to the holders of the Subordinate Stock (as defined below), the holders of the shares of Convertible Preferred Stock will be entitled to be paid the greater of (i) the per share liquidation preference or (ii) such per share amount as would have been payable had each such share been converted into Common Stock immediately prior to such liquidation, dissolution or other winding up of the affairs of the Company.

     The holders of shares of Convertible Preferred Stock may convert such shares into Common Stock at any time with the number of shares issuable upon conversion being determined by dividing the liquidation preference by the conversion price in effect on the conversion date. The initial conversion price shall be $1.80 per share. The conversion price is subject to adjustment if the Company (i) pays a dividend or makes a distribution on its common stock or any other Subordinate Stock in shares of its capital stock, (ii) subdivides its outstanding shares of common stock into a greater number of shares, (iii) combines its outstanding shares of common stock into a smaller number of shares or (iv) issues by reclassification of its common stock any shares of its capital stock. The shares of Convertible Preferred Stock are to be automatically converted into shares of Common Stock if:

     . the Company at the time is maintaining the listing of its common stock on the Nasdaq Stock Market;

     . the Company is in full compliance with all covenants under its senior debt and the Convertible Notes; and

     . the average of the high and low sales prices of the common stock is above $7.50 per share for 45 consecutive trading days.

     So long as any shares of Convertible Preferred Stock are outstanding, the Company will not declare, pay or set apart for payment on any Subordinate Stock any dividends or distributions whatsoever, whether in cash, property or otherwise, other than dividends payable in kind or payable in shares of Common Stock with respect to Subordinate Stock other than Common Stock. "Subordinate Stock" with respect to the Convertible Preferred Stock means all authorized shares of Common Stock of the Company and any other stock of the Company authorized after the date on which the Convertible Preferred Stock is issued which has the right (subject to prior rights of any class or series of preferred stock) to participate in the distribution of the assets and earnings of the Company without limit as to per share amount, and any class or series of the Company's capital stock which is not entitled to receive (i) any dividends unless all dividends required to have been paid or declared and set apart for payment on the Convertible Preferred Stock have been so paid or declared and set apart for payment and (ii) any assets upon liquidation, dissolution or winding up of the affairs of the Company until the Convertible Preferred Stock has received the entire amount to which such stock is entitled upon such liquidation, dissolution or winding up.

     The Company has agreed to provide all holders of shares of Convertible Preferred Stock with any annual reports and any information, documents or other reports that it is required to file with the SEC. Each share of Convertible Preferred Stock will have the right to vote on all matters presented to the holders of Common Stock for vote, in the number of votes equal at any time to the number of shares of Common Stock into which each share of Convertible Preferred Stock would then be convertible, and the holders of the shares of Convertible Preferred Stock will vote with the holders of the Common Stock as a single class.

     Warrant

     The summary of the Warrant set forth below is qualified in its entirety by reference to the form of Warrant incorporated herein by reference.

     The Warrant to Purchase Shares of Common Stock, par value $.01 per share, entered into on March 30, 2000 and amended on July 12, 2000, between Purchaser and the Company, sets forth the terms and conditions under which the holder is entitled to purchase 3,093,154 shares of Common Stock (the "Warrant"). The Warrant provides that the holder is entitled to purchase up to 3,093,154 shares of Common Stock at any time during the exercise period, at an exercise price of $.01 per share, subject to adjustment.

     To exercise the Warrant, in whole or in part, the holder must deliver to the Company (i) a notice of exercise specifying the number of shares to be purchased and stating the method by which the holder will pay the exercise price, and (ii) the Warrant. The exercise period shall extend from (a) the earlier of (i) September 30, 2000 and (ii) the date on which a "Failure to Approve the Transactions" shall occur, until (b) the earlier of (i) the date on which a Successful Tender Offer is consummated, or (ii) the close of business on June 30, 2010. A Failure to Approve the Transactions shall mean that the holders of the Common Stock do not vote to approve the issuance of the Convertible Notes and the Convertible Preferred Stock at the Special Meeting. The exercise price is $.01 per share subject to adjustment for certain events including:

     . the Company's payment of dividends or distributions in shares of Common Stock, convertible securities or stock purchase rights;

     . the Company's subdivision of the outstanding shares of Common Stock into a larger number of shares of Common Stock;

     . the Company's combination of its outstanding shares of Common Stock into a smaller number of shares of Common Stock;

     . the Company's reorganization, reclassification or recapitalization of its capital stock;

     .  the Company's consolidation or merger with or into another person; or

     .  the Company's effecting certain dilutive issuances of Common Stock.

     During the period beginning on March 30, 2000 and ending at 5:00 p.m. New York City time on June 24, 2000 (the "Redemption Exercise Period"), the Company may, at its option, redeem not less than all of the Warrants for an amount equal to the "Optional Redemption Price." The Optional Redemption Price means an amount equal to $5 million during the first 30 days of the Redemption Exercise Period, plus $250,000 on April 30, 2000, plus, for each successive seven day period beyond such date, an additional $250,000 accruing on the first day of such seven day period.

     Other Material Agreements

     Voting Agreement. Pursuant to a voting agreement (the "Voting Agreement") between Purchaser and certain shareholders of the Company having the power to vote an aggregate of approximately 26.5 % of the outstanding Common Stock, such shareholders have agreed to vote to approve each of the transactions contemplated by the Purchase Agreement. The Voting Agreement will terminate upon the earliest to occur of:

     .  receipt of shareholder approval for the issuance of the Convertible
        Notes;

     . the date on which the Company's shareholders shall vote on and fail to approve such issuance; or

     .  December 31, 2000.

     Registration Rights Agreement. The Company and Purchaser have entered into a registration rights agreement, dated as of March 30, 2000 and amended as of July 14, 2000 (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, Purchaser will have the right to require the Company to register the shares of Common Stock held by Purchaser (whether acquired through the exercise of the Warrant, conversion of the Convertible Notes or Convertible Preferred Stock, or purchase in the Offer or otherwise (the "Registrable Securities")) under the Securities Act of 1933, as amended (the "Securities Act"). Purchaser, or a permitted transferee of Registrable Securities, must request that the registration include at least 1,500,000 shares of Common Stock. If the Company proposes to register its securities under the Securities Act, either for its own account or the account of others, Purchaser will be entitled to notice of such registration and to include its shares in such registration; no minimum amount must be included in such cases. The underwriters for any such registration will have the right to limit the number of such shares included in such registration, subject to certain conditions.

     The Company may, for any reason, withdraw or delay such registration prior to effectiveness of the related registration statement. Purchaser may transfer its rights under the Registration Rights Agreement to its members. Purchaser may also transfer Registrable Securities, and the related rights under the Registration Rights Agreement, to any person in a transaction exempt from the registration requirement of the Securities Act. Generally, the Company is required to pay all costs and expenses in connection with its obligations under the Registration Rights Agreement. The Registration Rights Agreement will terminate on the earlier of (i) March 30, 2010 or (ii) such time as all Registrable Securities have been sold pursuant to an effective registration statement under the Securities Act.

Item 4.  The Solicitation or Recommendation

         (a)  Recommendation.

THE BOARD OF DIRECTORS OF THE COMPANY UNANIMOUSLY APPROVED THE PURCHASE AGREEMENT AND THE OFFER, AND, BASED IN PART ON THE OPINION OF ITS FINANCIAL ADVISOR, NEEDHAM & COMPANY, INC., DETERMINED THAT THE TERMS OF THE OFFER AND THE PURCHASE AGREEMENT, WHEN TAKEN TOGETHER, ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND ITS SHAREHOLDERS FROM A FINANCIAL POINT OF VIEW, AND RECOMMENDED ACCEPTANCE OF THE OFFER AND APPROVAL AND ADOPTION OF CERTAIN TERMS OF THE PURCHASE AGREEMENT BY THE COMPANY'S SHAREHOLDERS.

     (b) Background; Reasons for the Board's Recommendation.

     Background of the Offer

     Capital and Liquidity Needs. The Company has had increasing needs for capital since the fourth quarter of 1998 as a result of increased revenues and continued operating losses. In March 1999, the Company entered into a long-term supply agreement with Honeywell International, Inc. While this agreement resulted in increased revenue to the Company, it also resulted in significantly increased working capital requirements to finance inventory and receivables.
The Company had executed a commitment letter with Wells Fargo Business Credit, Inc., to finance these capital requirements; however, Wells Fargo chose not to proceed with such financing. The Company also incurred significant costs related to leasehold improvements and equipment at its new facility in Phoenix, Arizona, where it provides manufacturing services for Honeywell under the long-term supply agreement.

     During 1999, the Company had capital expenditures of $14.4 million, primarily related to the Honeywell agreement and the build-out of the Phoenix facility. The capital requirements under this new agreement provided significant challenges to the Company in 1999, due to the Company's higher debt levels at the end of 1998, combined with its deteriorating operating performance since the third quarter of 1998.

     The Company sold a significant amount of assets during 1999 to provide additional liquidity. The Company's services division was sold in September 1999 for net cash proceeds of approximately $28.1 million, and the Company's Greeley, Colorado plant was sold in October 1999 for net cash proceeds of approximately $3.8 million. Proceeds from these asset dispositions were used to repay indebtedness and for general working capital purposes.

     The Company first engaged a broker to seek financing for the Company in September 1999.

     In early October 1999, the Company engaged in discussions with Bank One Colorado, N.A. and the other lenders under its senior credit facility with a view to obtaining waivers of certain financial covenants with which it would be unable to comply. Bank One stated its desire to be fully repaid by year-end. The loan agreement was amended at the end of October to change certain financial covenants and to provide for a new maturity date of December 30, 1999.

     During October and early November 1999, the Company had discussions with an unrelated third party that had approached it about an acquisition of the Company. The Company and the third party were unable to reach agreement and discussions terminated.

     During November 1999, the Company advised Honeywell, then its largest customer, of the liquidity issues it faced. Also in November 1999, the Company obtained a $5 million subordinated loan from a director of the Company and engaged an additional broker to obtain subordinated financing of up to $25.0 million, as well as senior debt of at least $40.0 million.

     On December 1, 1999, the Company engaged Murphy Noell Capital, L.L.C. ("Murphy Noell") to obtain subordinated debt or equity financing for the Company that also would permit the Company to obtain a new senior lender to replace the existing senior bank group. Murphy Noell contacted Thayer Equity Investors IV, L.P. ("Thayer") regarding a possible investment in the Company on December 5, 1999. Thayer expressed interest in a possible transaction that would involve a change of control of the Company, not just subordinated financing.

     Throughout December, Jack Calderon, the Company's Chairman and then Chief Executive Officer, and Stuart Fuhlendorf, then the Company's Chief Financial Officer, visited over a dozen financing prospects, including mezzanine lenders, senior lenders and private equity groups. The Company also resumed discussions with Honeywell regarding manufacturing conducted at the Company's Tucson facility. Those discussions ultimately led to the sale of the Tucson facility to Honeywell on February 17, 2000, for net cash proceeds of approximately $12.7 million. Proceeds of the sale were used by the Company to repay indebtedness and to pay a portion of its past-due trade payables.

     The Company was unable to obtain any additional subordinated financing or to refinance its existing senior credit facility by its December maturity date, and the senior bank group agreed to extend the maturity date to March 30, 2000. As part of the extension, availability under the facility was reduced to $34.0 million on January 10, 2000, and reduced again by an additional $1.0 million per month on each of February 1, 2000 and March 1, 2000. At December 31, 1999, the Company had trade payables in excess of $18.0 million that were outside of established terms and many suppliers were requiring payment of past-due balances or payment in advance for purchases of additional inventories. The Company experienced some interruptions in production as a result of this situation.

     Throughout January 2000, the Company continued discussions with possible sources of financing. During that period, the Company received eight proposals for subordinated indebtedness or equity financing ranging in amount from $10 million to $35 million and nine proposals for a new senior credit facility ranging in size from $40 million to $50 million. All of the proposals for senior financing were contingent on obtaining subordinated financing.

     Negotiations with Thayer and BLUM. On January 12, 2000, representatives of Thayer met with Messrs. Calderon, and Fuhlendorf at the Company's Phoenix manufacturing facility. On January 14, 2000, Thayer contacted BLUM Capital Partners, L.P. ("BLUM") to inquire about BLUM's interest in participating with Thayer in a potential transaction involving the Company.

     On January 21, 2000, BLUM indicated to Thayer its interest in jointly pursuing such a transaction. Also on January 21, 2000, Thayer presented its initial proposal to the Company. The proposal called for an initial investment of approximately $35 million in the Company in exchange for the issuance by the Company of senior subordinated notes bearing interest at a rate of 12.5% per annum payable in kind and warrants to purchase approximately 3.1 million shares of the Common Stock (representing approximately 19.9% of the Company's outstanding shares) at $.01 per share. Thayer would conduct a tender offer for approximately 9.6 million shares of the outstanding Common Stock (approximately 62.4%) at a price of $4.00 per share. Shareholder approval would also be sought under the rules of the Nasdaq Stock Market. Upon receipt of shareholder approval, the senior subordinated notes would become convertible into the Common Stock at $3.00 per share, the interest rate on the notes would be reduced to 11% per annum, the number of shares issuable upon exercise of the warrants would be reduced to 2.5 million, and Thayer would be entitled to designate a majority of the Company's board of directors.

     The Company's board of directors met at a regularly scheduled meeting on January 21, 2000. Representatives of Murphy Noell were present, and together with Messrs. Calderon and Fuhlendorf, described the five best proposals for subordinated indebtedness or equity financing that had been received by the Company, including the initial proposal from Thayer. The board focused its discussion on the proposal received from Thayer and requested that certain changes be made to it, including a reduction of the interest rate to 8.25% per annum and the termination of all warrants upon receipt of shareholder approval, in exchange for a reduction of the conversion price of the senior subordinated notes of $2.50. After discussion, the board authorized management to execute an exclusivity agreement and pursue discussions with Thayer, subject to board approval of the final transaction. On January 24, 2000, Thayer presented a revised proposal to the Company that responded to concerns expressed by the Company's board of directors at the January 21st meeting.

     In late January 2000, Thayer met with the Company to conduct initial due diligence at the Company's offices, and the Company and Thayer signed an exclusivity agreement with respect to the transaction that could be terminated by either party after February 21, 2000 if definitive agreements had not been entered into by that date. During the remainder of January and in February, Thayer and BLUM and their representatives continued both legal and business due diligence. In addition, the Company and Thayer continued discussions during February regarding the basis on which a transaction might proceed.

     On March 2, 2000, Thayer presented a revised proposal that increased the initial investment to $45 million, increased the interest rate of the senior subordinated notes to 15.0%, increased the interest rate on the convertible notes to 8.625% and the conversion price to $2.55 per share and increased the number of shares sought in the tender offer to 9.7 million.

     Appointment of Special Committee. The Company's board of directors met on March 5, 2000 to consider the revised proposal. At that time, the board appointed a special committee to conduct further negotiations with Thayer and to submit a recommendation to the full board of directors. The special committee consisted of Robert K. McNamara, Chairman, Gerald J. Reid, Charles E. Hewitson, Allen S. Braswell, Jr. and Masoud S. Shirazi, and was expressly authorized to engage a financial advisor to deliver an opinion as to the fairness, from a financial point of view, of the proposed transactions with Thayer to the Company and its shareholders. The special committee met separately from the board of directors on March 5 and March 15, 2000. On March 17, 2000, Needham & Company, Inc. was formally engaged by the special committee to deliver a fairness opinion on the transaction. At meetings of the special committee on March 15 and the board of directors on March 21, 2000, Needham reported orally on its progress toward being able to deliver a fairness opinion when requested to do so by the special committee.

     Between March 5 and March 21, 2000, Mr. McNamara and counsel conducted negotiations with Thayer on the transaction, with emphasis on limiting or eliminating provisions of the agreement that might have precluded the Company from completing a competing transaction after an exclusivity agreement or definitive agreements had been signed. By the conclusion of these negotiations, the parties had reached an understanding that if the Company were to terminate the agreement to accept a superior proposal, the Company would pay Thayer's expenses and a $1.5 million termination fee, would repay the senior subordinated note without premium, and would redeem the warrants for a payment beginning at $5 million that would increase to $6 million based upon when the redemption right was exercised. During this period, Mr. McNamara also contacted Bank One to determine if there was any basis upon which the bank lending group would extend the maturity date of the Company's senior credit facility to permit the Company to pursue financing proposals other than that proposed by Thayer and BLUM; he was advised there was not.

     The Company and its counsel met with representatives of Thayer and BLUM and their counsel on March 20 through 22, 2000 to negotiate definitive agreements with respect to the transaction. On March 21, 2000, Thayer and BLUM advised the Company that they had revised their proposal to reflect an increase of the initial investment to $54 million, an increase of the initial interest rate on the senior subordinated notes to 15%, a reduction of the initial conversion price on the convertible notes and a reduction of the number of shares to be purchased in the tender offer to 8.25 million. Thayer and BLUM conditioned closing on resolving a dispute with Murphy Noell as to the amount payable to it as a broker in connection with the transaction and settling or insuring over two class action securities lawsuits that had been filed against the Company in 1998. On March 30, 2000, a preliminary settlement was reached on the two class action lawsuits within the parameters established by Thayer and BLUM and in early

April 2000 the Company filed papers in appropriate courts giving notice of its agreement to settle the cases, subject to court approval. A motion to approve the settlement was filed in early June 2000 and is now pending. The settlement provides for the payment by the Company of cash and the issuance of 1.3 million shares of Common Stock into the settlement fund.

     On March 21, 2000, the special committee met with the balance of the board of directors in attendance to discuss the status of negotiations for the transaction. Mr. Calderon reported on the revised proposal made by Thayer and BLUM. After extensive discussion, the special committee approved continued negotiations for the transaction on the basis of the revised proposal.

     During the following week, the Company, Thayer and BLUM continued negotiations on the terms of the transaction and the form of definitive agreements. The special committee met on March 29, 2000 to consider the transaction as then proposed. The balance of the board of directors was also in attendance at that meeting. Needham orally delivered its opinion that the issuance of the Exchangeable Notes and Warrants and the tender offer, when taken together, are fair to the Company and its shareholders (other than Purchaser and its affiliates), from a financial point of view. Counsel reviewed the principal terms of the transaction with the special committee and the board of directors. After extensive discussion, the special committee concluded that the recapitalization transaction between the Company and Purchaser (the "Recapitalization Transaction") as a whole was fair to and in the best interests of the Company and its shareholders and referred the matter to the full board of directors for approval. A meeting of the board of directors was then convened, at which the board of directors concluded that the Recapitalization Transaction as a whole was fair to and in the best interests of the Company and its shareholders, approved the Recapitalization Transaction and recommend that appropriate matters be submitted to the Company's shareholders for approval.

     Documentation for the transaction was finalized on March 30, 2000. An agreement had not been reached with Murphy Noell. Immediately prior to closing, the Company agreed with Thayer and BLUM that the initial conversion price of the convertible notes would be reduced to reflect any adverse determination or settlement with respect to Murphy Noell from that agreed. Implementation of such adjustment to the conversion price was subject to approval of the board of directors and the special committee. The initial transaction was closed and the Company's senior loan with Bank One was repaid on its due date.

     Closing of the initial transaction was conditional upon the simultaneous closing of a new credit facility. The Company closed a credit facility providing for a $45.0 million revolving line of credit with a maturity date of March 2003 with Bank of America at the same time as the transaction with Purchaser.

     Murphy Noell Settlement. The Company negotiated a settlement with Murphy Noell effective on April 5, 2000. Payments to be made to Murphy Noell required a reduction of the conversion price of the convertible notes from $2.60 to $2.58 under the terms of the agreement reached with Thayer and BLUM immediately prior to closing. The board of directors met on April 9, 2000 to consider approving the reduction. The board of directors referred the matter to the special committee with authority to consider, and approve if appropriate, the reduction in the conversion price of the Convertible Notes. The special committee requested that Needham advise whether the reduced conversion price of the Convertible Notes would have affected Needham's opinion that was delivered on March 29, 2000. The special committee met on April 27, 2000, at which time Needham orally confirmed that it did not believe that the establishment of the conversion price at $2.58, had it been considered as part of its analyses in connection with its earlier opinion, would have altered its conclusion set forth in that opinion, as of the date of the opinion. The special committee then authorized the reduction in the conversion rate in accordance with the previous delegation to it by the board of directors. The form of the Convertible Notes to be delivered was revised to reflect the reduction.

Amended Recapitalization Transaction

     Representatives of Purchaser approached Mr. Calderon on May 19, 2000, stating their concern over, among other things, adverse changes represented by the Honeywell's desire to see certain management changes at the Company and their belief that the Company needed significant additional working capital. On May 23, 2000, Mr. Calderon reported the substance of these discussions to most members of the board of directors, who met by conference telephone. No representatives of Purchaser were present. The group discussed implications of Purchaser's views and possible responses by the Company.

     The Company's board of directors met at a regularly scheduled meeting on May 24, 2000. At that meeting Messrs. Goettman and Walker, members of the board designated by Purchaser, stated that they did not believe Purchaser would be obligated to consummate the tender offer because of material adverse changes affecting the Company since March 30, 2000 represented by, among other things, the concerns raised by Honeywell and the Company's need for additional working capital. They also indicated that Purchaser would consider a revised transaction involving additional investment in the Company and a tender offer of reduced size. Other members of the board of directors expressed strong disagreement that any material adverse change had occurred that would affect consummation of the tender offer. The board of directors authorized the formation of a group to assess the magnitude of the Company's need for additional working capital, if any, and how it should be addressed.

     Throughout the day on May 25, 2000, representatives of the Company and Purchaser met at the Company's offices to analyze the Company's need for additional working capital. They also discussed the amount and form of additional investment Purchaser would be willing to make in the Company in conjunction with a tender offer of reduced size. Members of the board of directors met that evening and discussed the status of discussions with Purchaser, and Mr. Calderon had discussions with Messrs. Goettman and Walker over the Memorial Day weekend to determine if Purchaser would improve its proposal and eliminate most conditions to consummation of the tender offer.

     On the evening of May 29, 2000, the board authorized the special committee to consider and recommend to the full board whether the Company should agree to an additional investment from Purchaser and a reduction in the size of the tender offer and to engage Needham as a financial advisor to address the fairness of any revised transaction.

     The Company's board of directors and special committee met again on May 30, 2000, without Messrs. Goettman and Walker, to discuss the status of discussions between the Company and Purchaser. Mr. Calderon explained that Purchaser had proposed to invest an additional $14 million in the Company in notes that would be exchanged for Convertible Preferred Stock upon consummation of a Successful Tender Offer with the maximum number of shares that could be acquired in the tender offer being reduced to 5.625 million at the same $4.00 per share purchase price. At that time, the parties had not reached agreement on the scope of conditions to consummation of the tender offer.

     Needham was formally engaged to render an opinion as to the fairness of the revised transaction to the Company and its shareholders on May 31, 2000.

     Between May 31, 2000 through June 5, 2000 counsel for the Company and counsel for Purchaser negotiated a term sheet for an additional investment by Purchaser and a tender offer of reduced size, including a detailed list of conditions to the obligations of Purchaser to consummate the tender offer. Mr. Calderon continued negotiations with Messrs. Goettman and Walker as to elements of the revised transaction during the same period and reached an understanding about the scope of conditions to consummation of the tender offer.

     The special committee met on June 5, 2000 to consider revising the terms of the transaction. Other members of the board of directors were also in attendance at that meeting. Needham orally delivered its opinion that the initial investment, the additional investment and the tender offer, when taken together, are fair to the Company and its shareholders (other than Purchaser and its affiliates), from a financial point of view. Counsel reviewed the principal differences that would result from the proposed transaction with the special committee and the board of directors. After discussion, the special committee concluded that the revised transaction (the "Amended Recapitalization Transaction") as a whole was fair to and in the best interests of the Company and its shareholders and referred the matter to the full board of directors for approval. A meeting of the board of directors was then convened, at which the board of directors concluded that the Amended Recapitalization Transaction as a whole was fair to and in the best interests of the Company and its shareholders, approved the Amended Recapitalization Transaction and recommended that appropriate matters be submitted to the Company's shareholders for approval.
The board of directors also authorized that appropriate documents evidencing the revised transaction be prepared and executed by the Company.

     The Amended Recapitalization Transaction was announced on June 6, 2000, and definitive agreements reflecting the revised transaction were executed on July 12, 2000. Closing of the additional $14.0 million investment by Purchaser in the Company occurred on July 14, 2000.

Reasons for the Recommendation

     Following is a discussion of the various factors the Company's board of directors considered in making its determination that the terms of the Amended Recapitalization Transaction, including the terms of the Offer, are fair to the Company and its shareholders from a financial point of view and its recommendation that the Company's shareholders accept the terms of the Offer. The Company considered the terms and conditions of the Offer as a whole with the other transactions contemplated by the Amended Recapitalization Transaction.

     On March 30, 2000, the Company completed the initial stage of the Recapitalization Transaction when Purchaser invested $54.0 million in the Company in exchange for $54.0 million in the Company's Senior Subordinated Exchangeable Notes and the Warrants. On July 14, 2000, Purchaser purchased an additional $14.0 million in Senior Subordinated Exchangeable Notes that are exchangeable for the Convertible Preferred Stock.

     The Company also believes it to be in the best interests of the Company and its shareholders to approve the issuance of the Convertible Notes and Convertible Preferred Stock at the Special Meeting. Shareholder approval of the issuance of the Convertible Notes and Convertible Preferred Stock will permit the second phase of the Recapitalization Transaction to be completed - the exchange of the Exchangeable Notes for the Convertible Notes and Convertible Preferred Stock, the cancellation of the Warrants and the consummation of the Offer. Failure of shareholders to approve the issuance of the Convertible Notes and Convertible Preferred Stock would have a material adverse effect on the Company and its shareholders because:

     . the Warrants would remain outstanding and the shareholders would experience substantial dilution when they are exercised because the Company would issue a substantial number of additional shares without receiving any material additional capital;

     . the interest rate on the Exchangeable Notes would remain outstanding and their interest rate would increase to 20% per annum; and

     . Purchaser would not be obligated to consummate the Offer, even if sufficient shares were tendered by the Company's shareholders.

     If these issuances are not approved by shareholders, the Company believes that it would find it necessary to refinance the Exchangeable Notes given the high interest rate on such notes. In such a circumstance, the Company would experience the additional costs, including prepayment penalties, associated with such a refinancing, which could be substantial, and the Warrant would remain outstanding.

     As noted above under "Background of the Recapitalization Transaction," a special committee of the board of directors, based in part on opinions of Needham and the board of directors, also based in part on such opinion, concluded that the Amended Recapitalization Transaction as a whole was fair to and in the best interests of the Company and its shareholders and recommend that the Company's shareholders approve the proposal.

     In reaching these conclusions and recommendation as to the Recapitalization Transaction, the board considered, among other things the following factors, none of which were qualified or assigned relative weight as compared to any other factor:

     . the Company's need for capital, including the March 30, 2000 maturity date of its senior bank facility with Bank One;

     . the substantial amount of capital that Thayer and BLUM were prepared to commit to an investment in the Company and to purchasing shares in the tender offer;

     . the extensive effort that had been made by the Company and its representatives to obtain funding for its operations and the lack of alternatives that were superior to the proposed transaction;

     . the structure of the transaction, which permitted the Company to receive funding to satisfy its immediate capital needs, while permitting existing shareholders the opportunity either to tender a substantial portion of their shares to Purchaser at a significant premium to the trading price of the Company's common stock during the period the tender offer price was negotiated, or to retain ownership of those shares;

     . the financial analysis and other information with respect to the Company presented by Needham, including Needham's oral opinion, which was subsequently confirmed in writing (and which opinion dated March 29, 2000 is attached hereto as part of Exhibit 10), that the issuance of the Exchangeable Notes and Warrants and the Offer, when taken together, are fair to the Company and its shareholders (other than Purchaser and its affiliates), from a financial point of view; and

     . the understanding that Thayer and BLUM have of the Company's business, their track record with other investments and their capital resources.

     In reaching these conclusions and recommendation as to the Amended Recapitalization Transaction, the board considered, among other things the following factors, none of which were qualified or assigned relative weight as compared to any other factor:

     . the Company's need for additional working capital and the additional $14 million investment by Purchaser in the Company, which represents an additional $3.5 million being invested by Purchaser in the aggregate after taking into account the reduced amount that Purchaser would expend to purchase shares of common stock in a tender offer of reduced size;

     . the board's belief that Purchaser would not consummate a tender offer under the original terms because Purchaser believed there would be a failure to meet the tender offer conditions and that if the Company were to engage in litigation with Purchaser, the Company's relationship with its senior lender, with its suppliers and with Honeywell and its other customers would be seriously jeopardized, thereby jeopardizing the Company's continued existence;

     . the board's desire to give the Company's shareholders the ability to participate in the transaction by being able to sell shares of common stock to Purchaser in the tender offer at a price in excess of recent trading prices for the common stock; and

     . the financial analysis and other information with respect to the Company presented by Needham, including Needham's oral opinion, which was subsequently confirmed in writing (and which opinion dated June 5, 2000 is attached hereto as Exhibit 10), that the initial $54.0 million investment, the additional $14.0 million investment and the Offer, when taken together, are fair to the Company and its shareholders (other than Purchaser and its affiliates), from a financial point of view.

     The foregoing discussion of the information and factors considered by the board is not intended to be exhaustive, but it does include the factors that the board considered material to its decision to approve the Amended Recapitalization Transaction, including the Offer. In view of the factors considered in connection with its evaluation, the board did not find it practicable to and did not quantify or attempt to assign relative weights to the specific factors considered in reaching its decision. In addition, individual members of the board may have given different weight to different factors.

Opinions of Needham & Company, Inc.

     The Company retained Needham under an engagement letter to furnish financial advisory and investment banking services with respect to the proposed recapitalization and to render an opinion as to the fairness, from a financial point of view, of the issuance of the March Exchangeable Notes and Warrants (the "Initial Investment") and the tender offer to the holders of the Company's common stock (other than Purchaser and its affiliates). Under an amendment to the engagement letter the Company retained Needham to render an opinion as to the fairness, from a financial point of view, of the Initial Investment, the issuance of the July Exchangeable Notes and the tender offer (together, the "Amended Recapitalization Transaction") to the holders of the Company's common stock (other than Purchaser and its affiliates). The terms of the Amended Recapitalization Transaction were determined through arm's length negotiations between the Company and Purchaser and not by Needham.

     At a meeting of the board of directors on March 29, 2000, Needham delivered its oral opinion (subsequently confirmed in writing) that, as of that date and based upon and subject to the assumptions and other matters described in its written opinion, the Initial Investment and the tender offer, when taken together, are fair to the Company and the holders of common stock (other than Purchaser and its affiliates) from a financial point of view. On June 5, 2000, Needham delivered its written opinion that, as of that date and based upon and subject to the assumptions and other matters described in its written opinion, the transactions contemplated by the Amended Recapitalization Transaction, when taken together, are fair to the Company and the holders of common stock (other than Purchaser and its affiliates) from a financial point of view. The Needham opinions are addressed to the special committee of the board, are directed only to the financial terms of the Purchase Agreement and related documents, and do not constitute a recommendation to any shareholder as to how that shareholder should vote at the Special Meeting.

     The complete text of the Needham opinions, which set forth the assumptions made, matters considered, limitations on and scope of the review undertaken by Needham, are attached to this document as Exhibit 10. The summary of the Needham opinions set forth in this document are qualified in their entirety by reference to the Needham opinions. You should read the Needham opinions carefully and in their entirety for a description of the procedures followed, the factors considered, and the assumptions made by Needham.

     In arriving at its opinions, Needham, among other things:

     . in connection with the March 29 opinion reviewed a draft of the Purchase Agreement and related drafts of the forms of March Exchangeable Notes, Convertible Notes and Warrants furnished to it on March 28, 2000 and in connection with the June 5 opinion reviewed the final securities purchase agreement and related forms of March Exchangeable Notes, Convertible Notes and Warrants and the proposed terms of the amendment to the securities purchase agreement and July Exchangeable Notes and Convertible Preferred Stock furnished to it on June 5, 2000;

     . reviewed certain publicly available information concerning the Company and certain other relevant financial and operating data of the Company furnished to Needham by the Company;

     . reviewed the historical stock prices and trading volumes of the common stock;

     . held discussions with members of senior management of the Company concerning their current and future business prospects of the Company;

     . reviewed and discussed with members of the management of the Company various financial forecasts and projections prepared by management that assume the Amended Recapitalization Transaction (except the Initial Investment) do not occur and, in the alternative, assume the occurrence of the Amended Recapitalization Transaction, the exchange of the Exchangeable Notes and cancellation of the Warrants;

     . compared publicly available financial data of selected companies whose securities are traded in the public markets and that Needham deemed relevant to similar data for the Company;

     . reviewed the financial terms of selected other transactions that Needham deemed generally relevant;

     . discussed with members of the Company's management the strategic rationale and certain other benefits to the Company resulting from an association with the Investor; and

     . performed and/or considered such other studies, analyses, inquiries and investigations as Needham deemed appropriate.

     Needham assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by or discussed with it for purposes of rendering its opinions and the assessment by the Company's management of the strategic and other benefits expected to be derived from the Amended Recapitalization Transaction. Needham assumed that the financial forecasts relating to the Company were reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's management, at the time of preparation, of the future operating and financial performance of the Company. Needham did not assume any responsibility for or make or obtain any independent evaluation, appraisal or physical inspection of the assets or liabilities of the Company. The Needham opinions state that they were based on economic, monetary and market conditions existing as of their respective dates. Needham expressed no opinion as to the value of the Exchangeable Notes, Convertible Notes, Convertible Preferred Stock or Warrants or the prices at which the common stock will actually trade at any time. In addition, Needham was not asked to consider, and the Needham opinions do not address:

     . the Company's underlying business decision to engage in the Amended Recapitalization Transaction;

     . the relative merits of the Amended Recapitalization Transaction as compared to any alternative business strategies that might exist for the Company; or

     .    the effect of any other transaction in which the Company might engage.

     No limitations were imposed by the Company on Needham with respect to the investigations made or procedures followed by Needham in rendering its opinions.

     Based on this information, Needham performed a variety of financial analyses of the Amended Recapitalization Transaction. As part of its analyses, Needham performed the following: (a) a selected companies analysis, in which Needham compared selected operating and financial data for selected publicly traded companies that Needham deemed relevant to similar data for the Company;
(b) a review of publicly available information concerning the financial terms of selected transactions in the contract manufacturing industry; (c) a liquidation analysis to analyze certain possible scenarios in the event the Amended Recapitalization Transaction was not consummated and additional sources of liquidity were not available to the Company; (d) an analysis of historical trading prices and volumes for the Company's common stock and a comparison of the Company's historical stock price performance relative to Nasdaq, the S&P 500 and selected publicly traded companies; and (e) an analysis of the premiums and discounts implied by the proposed Amended Recapitalization Transaction and a sensitivity analysis of selected financial data and ratios assuming completion of the Amended Recapitalization Transaction at various levels of shares tendered in the tender offer. Needham also considered certain issues with respect to the Company's liquidity position.

     No company, transaction or business used in any comparable analysis as a comparison is identical to the Company or the Amended Recapitalization Transactions. Accordingly, these analyses are not simply mathematical; rather, they involve complex considerations and judgments concerning differences in the financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the comparable companies or transactions to which they are being compared.

     The summary set forth above does not purport to be a complete description of the analyses performed by Needham in connection with the rendering of its opinions. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Accordingly, Needham believes that its analyses must be considered as a whole and that considering any portions of its analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying its opinions. In its analyses, Needham made numerous assumptions with respect to industry performance, general business and economic and other matters, many of which are beyond the control of the Company. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable. Additionally, analyses relating to the values of business or assets do not purport to be appraisals or necessarily reflect the prices at which businesses or assets may actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. The Needham opinions and Needham's related analyses were only one of many factors considered by the board of directors in its evaluation of the Amended Recapitalization Transaction and should not be viewed as determinative of the views of the board of directors or management with respect to the Amended Recapitalization Transaction.

     In connection with the reduction of the conversion price of the Convertible Notes from $2.60 to $2.58, the special committee requested Needham to state whether the revised conversion price would have affected Needham's opinion. Needham was not requested to render, and did not render, a new opinion and, accordingly, did not update its investigations made, procedures followed or matters considered with respect to its opinion dated March 29, 2000. Needham issued a letter to the special committee, dated April 27, 2000, that stated that subject to those considerations, Needham believed that the establishment of the $2.58 conversion price, had it been considered by Needham as part of its analyses, would not have altered its conclusion set forth in its March 29, 2000 opinion as of the date of that opinion.

     Under the terms of the Needham engagement letter, the Company has paid or agreed to pay Needham fees for rendering the Needham opinions and for financial advisory services that the Company and Needham believe are customary in transactions of this nature. None of Needham's fees were contingent on consummation of the Amended Recapitalization Transaction. The Company also agreed to reimburse Needham for its reasonable out-of-pocket expenses and to indemnify it against specified liabilities relating to or arising out of services performed by Needham as financial advisor to the Company.

     Needham is a nationally recognized investment banking firm. As part of its investment banking services, Needham is frequently engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes. Needham was retained by the special committee to act as the Company's financial advisor in connection with the Transactions based on Needham's experience as a financial advisor in mergers and acquisitions and recapitalizations as well as Needham's familiarity with technology companies. Needham has provided various investment banking services to the Company in the past, for which it has received customary compensation. In the normal course of its business, Needham may actively trade the equity securities of the Company for its own account or for the account of its customers and, therefore, may at any time hold a long or short position in these securities.

     (c)  Intent to Tender

     To the best of the Company's knowledge, in the tender offer, (i) five of the Company's directors intend to tender all of the shares of common stock held beneficially by each such director, (ii) three of the Company's directors intend to tender a portion of the shares of common stock held beneficially by each such director and (iii) one of the Company's directors does not intend to tender any shares of common stock held beneficially by such director.

Item 5.  Persons/Assets, Retained, Employed, Compensated or Used

     None.

Item 6.  Interest in Securities of the Subject Company

     No transactions in the shares of Common Stock have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

Item 7.  Purposes of the Transaction and Plans or Proposals

     (a) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to, or would result in, (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

     (b) Except as indicated in Items 3 and 4 above, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.  Additional Information

     The Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 attached hereto as Annex I is being furnished to the Company's shareholders in connection with the contemplated designation by Purchaser, pursuant to the Purchase Agreement, of certain persons to be appointed to the Board of Directors of the Company other than at a meeting of the Company's shareholders following the consummation of a Successful Tender Offer.

Item 9.  Exhibits

     The following exhibits are filed herewith:

Exhibit 1 Offer to Purchase (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO).*

Exhibit 2 Letter of Transmittal (incorporated by reference to Exhibit
          (a)(1)(ii) to the Schedule TO).*

Exhibit 3 Securities Purchase Agreement, dated as of March 30, 2000 and as amended on July 12, 2000, by and between the Company and Purchaser (incorporated by reference to Appendix II to the Company's Proxy Statement on Schedule 14A filed with the Commission on July 19,
          2000).*

Exhibit 4 Information regarding certain contracts, agreements, arrangements or understandings between the Company and (i) its executive officers, directors or affiliates and (ii) Purchaser or its executive officers, directors or affiliates (incorporated by reference to the information under the captions "Executive Compensation Information" and "Compensation of Directors" in the Company's Proxy Statement on
            Schedule 14A filed with the Commission on July 19, 2000).*

Exhibit 5.1 Form of Exchangeable Note (incorporated by reference to Exhibit 4.3 to the Company's Form 10-K for the year ended December 31, 1999).

Exhibit 5.2 Allonge to Exchangeable Note, dated July 14, 2000.*

Exhibit 6 Form of Convertible Note (attached as Exhibit A to Allonge to Exchangeable Note).*

Exhibit 7.1 Form of Warrant (incorporated by reference to Exhibit 10.22 to the
            Company's Form 10-K for the year ended December 31, 1999).

Exhibit 7.2 First Amendment to Warrant, dated July 12, 2000.*

Exhibit 8   Voting Agreement.*

Exhibit 9.1 Registration Rights Agreement.*

Exhibit 9.2 First Amendment to Registration Rights Agreement, dated July 14,
            2000.*

Exhibit 10  Opinions of Needham & Company, Inc.*

________________

*  Included in copies mailed to shareholders.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                          EFTC CORPORATION


                                          By: /s/ Jack Calderon
                                              ------------------------
                                              Jack Calderon
                                              Chairman

                                                                         ANNEX I

                                EFTC Corporation
                         9351 Grant Street, Sixth Floor
                             Denver, Colorado 80229
                                   _________

                         INFORMATION STATEMENT PURSUANT
                       TO SECTION 14(f) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER
                                   _________

       NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS IS REQUIRED
                 IN CONNECTION WITH THIS INFORMATION STATEMENT.
                       NO PROXIES ARE BEING SOLICITED AND
               YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

                                    ________

  This Information Statement, which is being mailed on or about July 19, 2000 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 of EFTC Corporation, a Colorado corporation (the "Company") to the holders of shares of the Company's common stock, par value $.01 per share (the "Common Shares").
This Information Statement is furnished in connection with the possible designation by Thayer-BLUM Funding, L.L.C., a Delaware limited liability company (the "Purchaser"), of persons to the Board of Directors of the Company (the "Board"). Such designation is to be made pursuant to a Securities Purchase Agreement, dated as of March 30, 2000 and as amended on July 12, 2000 (the "Purchase Agreement"), between the Company and the Purchaser.

  Pursuant to the Purchase Agreement, among other things, the Purchaser commenced a cash tender offer on July 19, 2000 to purchase up to 5,625,000 Common Shares at a price of $4.00 per Common Share, net to the seller in cash, as described in the Purchaser's Offer to Purchase dated July 19, 2000 and the related Letter of Transmittal (which Offer to Purchase and related Letter of Transmittal together constitute the "Offer"). The Offer is scheduled to expire at 12:00 midnight, New York City time, on August 22, 2000, unless extended. The Offer is conditioned upon, among other things, there having been validly tendered and not withdrawn prior to the expiration of the Offer 500,000 Common Shares (the "Minimum Condition").

  The terms of the Purchase Agreement, a summary of the events leading up to the Offer and the execution of the Purchase Agreement and other information concerning the Offer and the Purchase Agreement are contained in the Offer to Purchase and in the Solicitation/Recommendation Statement on Schedule 14D-9 of the Company (the "Schedule 14D-9") with respect to the Offer, copies of which are being delivered to shareholders of the Company contemporaneously herewith. Certain other documents (including the Purchase Agreement) were filed with the Securities and Exchange Commission (the "SEC") as exhibits to the Schedule 14D-9.

  You are receiving this Information Statement in connection with the anticipated appointment of persons designated by the Purchaser to a majority of the seats on the Board of Directors of the Company. No action is required by the shareholders of the Company in connection with the election or appointment of the new directors designated by the Purchaser. However, Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the mailing to the Company's shareholders of the information set forth in this Information Statement prior to a change in a majority of the Company's directors otherwise than at a meeting of the Company's shareholders.

  The information contained in this Information Statement concerning the Purchaser and the new directors appointed by the Purchaser has been furnished to the Company by such persons, and the Company assumes no responsibility for the accuracy or completeness of such information. The principal executive office of the Purchaser is located at 1455 Pennsylvania Avenue, N.W., Suite 350; Washington, D.C. 20004.

General

  The Common Shares are the only class of voting securities of the Company entitled to vote for the election of directors. Each Common Share is entitled to one vote. As of July 17, 2000, there were 15,543,489 Common Shares outstanding. The number of members of the Company's Board of Directors is currently fixed at 11. The Company's Amended and Restated Articles of Incorporation provide for a classified Board of Directors. For purposes of determining the directors' terms of office, directors are divided into three classes. Each director serves until the end of the three-year term of the class to which he or she is elected, or until his or her earlier resignation or removal

Management

  The directors and executive officers of the Company as of the date of this Information Statement are as follows:

Name                       Age           Position
----                       ---           --------
Jack Calderon*             47            Chairman of the Board of Directors (Mr. Calderon is a Class II Director)
James K. Bass              43            Chief Executive Officer
Val M. Avery               50            Chief Information Officer
August P. Bruehlman        44            Chief Administrative Officer
Charles D. Tillett**       50            Chief Operations Officer
James A. Doran             45            Class I Director and Treasurer
Allen S. Braswell          41            Class I Director
Richard L. Monfort         45            Class I Director
Charles E. Hewitson        50            Class II Director
Robert K. McNamara         46            Class II Director
Jeffrey W. Goettman        41            Class III Director
Robert Monaco              38            Class III Director and General Manager of Personal Electronics
Gerald J. Reid             59            Class III Director
Masoud S. Shirazi          49            Class III Director
John C. Walker             38            Class III Director

* Resigned as President and Chief Executive Officer effective July 17, 2000. ** Resigned effective July 28, 2000.

There are no family relationships among any of the directors and executive officers of the Company. Set forth below is a description of the backgrounds of such persons:

  Jack Calderon, 47, has been the Company's President and Chief Executive Officer since August 1996 and Chairman of the Board since June 1998. Mr. Calderon has resigned as President and Chief Executive Officer of the Company, effective July 17, 2000. Mr. Calderon will remain as Chairman of the Board. From January 1996 to August 1996, Mr. Calderon was President of Sales Management

International, a private consulting firm through which Mr. Calderon provided strategic consulting to executive officers of various high-technology companies. From 1992 to 1995, Mr. Calderon worked for Group Technologies, an electronic contract manufacturing company. Mr. Calderon held several management positions at Group Technologies, most recently as its Vice President and General Manager of International Operations, before leaving to form his own consulting firm.
Mr. Calderon is a member of the Board of Directors of IPC, a trade association connecting electronics industries. Mr. Calderon has been a director of the Company since August 1996.

  James K. Bass, 43, has been the Company's Chief Executive Officer since July 17, 2000. Prior to joining the Company, since 1996, Mr. Bass was a senior vice president of Sony Corporation. Prior to that, Mr. Bass spent 15 years in various manufacturing management positions at the aerospace group of General Electric.

  Val M. Avery, 50, has been the Company's Chief Information Officer since June 1998. Prior to joining the Company, from 1997 until June 1998, Mr. Avery was an independent management consultant. From 1997 to 1996, Mr. Avery was Director of Enterprise Solutions for Solbourne, Inc., a consulting services company. Prior to that, from 1992 to 1996, Mr. Avery was a Senior Industry Consultant for Oracle Corporation.

  August P. Bruehlman, 44, has been the Company's Chief Administrative Officer since August 1996 and Secretary of the Company since February 1998. Mr. Bruehlman joined the Company in 1988 and has held several management positions, most recently as Director of Human Resources. Mr. Bruehlman's current responsibilities at the Company include corporate facilities and human resources. Prior to 1988, subsequent to pursuing advanced degrees, he managed electronics and computer training in the private and public sectors.

  Charles D. Tillett, 50, has been the Company's Chief Operations Officer since October 1998. Prior to joining the Company, from 1996 to 1998, Mr. Tillett held a variety of positions with Avex Electronics Inc., an electronic contract manufacturer, including Vice President of Worldwide Operations and Vice President of Overseas Operations. Prior to his work for Avex, Mr. Tillett was President and Chief Operating Officer for Comptronix Corporation from December 1992 to June 1996. Mr. Tillett has resigned effective July 28, 2000.

  James A. Doran, 45, has been the Company's Treasurer since April 2000. Prior to joining the Company, Mr. Doran had been a senior audit manager with Hein + Associates, LLP, a public accounting firm, since June 1994. From 1993 to 1994 Mr. Doran was Vice President and Chief Financial Officer of Gerrity Oil & Gas Corporation, an independent oil and gas operator in Denver, Colorado, whose stock was listed on the New York Stock Exchange. Prior to joining Gerrity, Mr. Doran was a shareholder of Williams, Richey & Co., P.C., an accounting and consulting firm in Denver, Colorado, and before that was a Senior Manager with Coopers & Lybrand. Since June 2000, Mr. Doran has been a member of the Board of Directors of the Colorado Society of Certified Public Accountants. Mr. Doran has been a director of the Company since 1993.

  Allen S. Braswell, Jr., 41, currently serves as the President of Jabil
Global Services, a subsidiary of Jabil Circuit, Inc., which acquired EFTC Services Group from the Company in September 1999. Mr. Braswell was Sr. Vice President of EFTC Corporation and President of the Company's EFTC Services Group from September 1997 until September 1999 when EFTC Services Group was acquired by Jabil Circuit, Inc. Mr. Braswell had been President of Circuit Test, Inc. ("CTI") since October 1993 and Chief Executive Officer of CTI since October 1996 until the acquisition by the Company of CTI and related companies which became the EFTC Services Group in September 1997. Prior to that time, Mr. Braswell had been Executive Vice President of CTI from August 1985 until October 1993 focusing primarily on

CTI's Sales and Marketing activities. Mr. Braswell served on CTI's Board of Directors since its founding in 1981. Mr. Braswell has been director of the Company since September 1997.

  Richard L. Monfort, 45, served as President and Chief Operating Officer of ConAgra Red Meat Companies from July 1989 to June 1995. From June 1995 to the present, Mr. Monfort has been engaged in private investing activities. From 1983 until 1989, he was President of Monfort, Inc., which was subsequently acquired by ConAgra, Inc. Mr. Monfort recently joined the board of the University of Colorado Hospital Authority. Mr. Monfort has been a director of Famous Dave's of America, Inc., an owner and operator of restaurants, since March 1997. Mr. Monfort has been a director of the Company since 1993.

  Charles E. Hewitson, 50, currently serves as President of OnCourse, Inc., a private consulting firm through which Mr. Hewitson provides certain consulting services to EFTC, and is a director of EFTC. From 1984 to April 1997, Mr. Hewitson served as Vice President and director, and was a principal shareholder, of Current Electronics, Inc. ("CEI"), with responsibility for human resources, finance, accounting and manufacturing. In addition, Mr. Hewitson served as Vice President of Current Electronics (Washington), Inc. ("CEWI"), from 1994 to February 1997. CEI and its affiliate CEWI were acquired by EFTC in February 1997, at which time Mr. Hewitson was appointed to the Board of Directors.

  Robert K. McNamara, 46, has served since August 1995 as a Managing Director for Broadview International LLC, a merger and acquisition advisor serving the global information technology industry. Before joining Broadview, Mr. McNamara spent 10 years with Salomon Brothers Inc., an investment banking firm, most recently as vice president and head of its technology group. From September 1981 to June 1985 Mr. McNamara worked at Smith Barney, Harris Upham & Co., Inc., an investment banking firm, as vice president, focusing on the telecommunications equipment, computer peripherals and computer retailing market segments. Mr. McNamara has been a director of the Company since February 1996.

  Jeffrey W. Goettman, 41, has served since February 1998 as a Managing Director for Thayer Capital Partners, a private equity investment fund based in Washington, D.C. Before joining Thayer Capital Partners, Mr. Goettman was a Managing Director for Robertson Stephens & Company from February 1997 until February 1998. Mr. Goettman has been a director of Cosmotronic Corporation since April 1998, a director of TTM Technologies, Inc., since December 1998 and a director of Cape Success since December 1999. Mr. Goettman was elected by the directors to the Company's board in March 2000 to fill the vacancy created by the increase of the size of the board from ten to eleven directors. Mr. Goettman will stand for election at the next annual meeting of the Company's shareholders.

  Robert Monaco, 38, currently serves as Vice President, General Manager and Assistant Secretary of RM Electronics, Inc., a New Hampshire corporation doing business as Personal Electronics, Inc. ("Personal Electronics") and a subsidiary of the Company. Mr. Monaco co-founded Personal Electronics in 1991 and served as its Vice President until the Company acquired Personal Electronics in March 1998. Prior to 1991, Mr. Monaco was employed by Cabletron Systems in various capacities, most recently as its Director of Operations.

  Gerald J. Reid, 59, a founder of the Company, was Chairman of the Board of Directors from October 1990 until June 1998. Mr. Reid also periodically served as the Company's Manufacturing Manager since that time and as President of the Company from August 1995 to August 1996. From August 1981 until October 1990, Mr. Reid was President and Chief Executive Officer of the Company. Before founding the Company in 1981, he held a number of manufacturing-related managerial positions over a 19-year career with Hewlett Packard Company ("HP"), including Future Information Systems Task

Force Manager, Production Control Manager, Production Section Manager and Technical Supervisor. At the time Mr. Reid left HP to found EFTC, he held the position of Division Materials Manager. Mr. Reid has been a director of the Company since its inception.

  Masoud S. Shirazi, 49, has been the owner of Shirazi & Associates, P.C., an employee benefit and consulting firm in Greeley, Colorado that specializes in benefit and estate planning, since 1976. Mr. Shirazi has been a director of the Company since 1992.

  John C. Walker, 38, has been a Partner with BLUM Capital Partners, L.P., a San Francisco-based private equity and strategic block investment firm, since April 1997. Prior to joining BLUM Capital Partners, L.P., Mr. Walker was the Vice President of PEXCO Holdings, Inc. from 1992 to 1997. Mr. Walker is also a member of the Board of Directors for Smarte Carte Corporation. Mr. Walker was elected to the Company's board in March 2000 by the directors to fill the vacancy created by the resignation of a director. Mr. Walker will stand for election at the next annual meeting of the Company's shareholders.

  The Purchase Agreement and the terms of the Convertible Note contemplated thereby (as discussed in the Schedule 14D-9) provide that the Company will, upon the consummation of the Offer, give the Purchaser the right to nominate a number of persons for election as members of the Board of Directors of the Company such that the number nominated by the Purchaser will compose a majority of the total number of directors on the Board of Directors. The Company will agree to call annual shareholders' meetings for the election of directors and to recommend that the Company's shareholders vote in favor of such persons at any such meeting called for election of directors. It is expected that the number of the Company's directors will be fixed at nine and that new directors designated by the Purchaser may assume office at any time following the consummation of the Offer.

  Mr. James K. Bass was elected by the Company's Board of Directors to the Board in connection with his being hired by the Company as its Chief Executive Officer effective July 17, 2000. Peter Harper was hired by the Company as its Chief Financial Officer effective July 24, 2000. Mike Eblin was hired by the Company as its Senior Vice President of Operations effective July 24, 2000.

  After the various resignations and appointments, the directors and executive officers of the Company will be as follows:

Name                        Age       Position
----                        ---       --------
Jack Calderon               47        Chairman of the Board of Directors (Mr. Calderon will remain a Class
                                      II Director)
James K. Bass               43        Class I Director and Chief Executive Officer
Peter Harper                38        Chief Financial Officer
Mike Eblin                  38        Senior Vice President of Operations
Val M. Avery                50        Chief Information Officer
August P. Bruehlman         44        Chief Administrative Officer
James A. Doran              45        Treasurer
Allen S. Braswell           41        Class I Director
Richard L. Monfort          45        Class I Director
Douglas P. McCormick        31        Class II Director
Jose S. Medeiros            32        Class II Director
Jeffrey W. Goettman         41        Class III Director
John C. Walker              38        Class III Director

     Set forth below is a description of the backgrounds of the new directors, other than Mr. Goettman and Mr. Walker, who are described under "Management" above.

     Douglas P. McCormick, 31, has been a Vice President of Thayer Capital Partners since January 1999. Prior to joining Thayer Capital Partners, Mr. McCormick was an Associate at Morgan Stanley from June 1997 until January 1999. Prior to joining Morgan Stanley, Mr. McCormick was a student at Harvard Business School from September 1995 until June 1997. Mr. McCormick was an Associate at Bankers Trust from May 1995 until September 1995. Mr. McCormick will stand for election at the next annual meeting of the Company's shareholders.

     Jose S. Medeiros, 32, has served since August 1998 as a Vice President of RCBA Strategic Partners, L.P., which is a member of Purchaser. Before joining RCBA Strategic Partners, L.P., Mr. Medeiros was a Vice President in the Technology M&A group of Robertson Stephens & Company from June 1996 to August 1998. Before joining Robertson Stephens, Mr. Medeiros was an associate at McKinsey & Company, focusing on strategy, M&A and turnaround engagements. Mr. Medeiros will stand for election at the next annual meeting of the Company's shareholders.

     Peter Harper, 38, will join the Company as Chief Financial Officer on July 24, 2000. Prior to joining the Company, Mr. Harper was Vice President of Finance at Iomega Corporation since 1996. Prior to joining Iomega, Mr. Harper spent twelve years in various management positions at General Electric.

     Mike Eblin, 38, will join the Company as Senior Vice President of Operations on July 24, 2000. Prior to joining the Company, Mr. Eblin was Director of Operations of Sony Corporation since 1995. Prior to joining Sony Corporation, Mr. Eblin held various manufacturing management positions in the Electronics Controls division of United Technologies and Hughes Electronics, part of General Motors Corporation.

     In addition, the Purchaser has the right to designate one additional director such that the number of directors nominated by the Purchaser shall comprise a majority of the Board of Directors.


Committees and Meetings

     The Board of Directors has established two standing committees: an Audit Committee and a Compensation Committee.

     Audit Committee. The Audit Committee consists of six directors who are not employees of the Company. Jeffrey W. Goettman, John C. Walker, Charles E. Hewitson, Robert K. McNamara, Masoud S. Shirazi and Richard L. Monfort currently serve as the members of the Audit Committee. The Audit Committee met four times during 1999. The functions of the Audit Committee are to recommend to the Board of Directors the appointment of independent auditors, to review the plan and scope of any audit of the Company's financial statements and to review the Company's significant accounting policies and other related matters.

     Compensation Committee. The Compensation Committee currently consists of seven directors who are not employees of the Company. Jeffrey W. Goettman, John
C. Walker, Charles E. Hewitson, Robert K. McNamara, Richard L. Monfort, Masoud
S. Shirazi and Gerald J. Reid currently serve as the members of the Compensation Committee. The Compensation Committee met four times during 1999. The functions of the Compensation Committee are to make recommendations to the Board of Directors regarding the compensation of executive officers and to administer the Company's Equity Incentive Plan and Stock Option Plan for Non-Employee Directors. It also makes recommendations to the Board of

Directors with respect to the compensation of the Chairman of the Board of Directors and the Chief Executive Officer and approves the compensation paid to other senior executives.

     During 1999, the Board of Directors met eight times and various committees of the Board of Directors met a total of eight times. Each director attended more than 75% of the meetings of the Board of Directors and meetings of committees on which such director served.

                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                             OWNERS AND MANAGEMENT

  The following table sets forth certain information as of June 30, 2000 as to the beneficial ownership of common stock by certain beneficial owners of more than five percent of the common stock, each director, certain executive officers and by all directors and executive officers as group:

                                                    Amount and Nature of            Percent of
       Name of Beneficial Owner                     Beneficial Ownership          Common Stock(1)
       ------------------------                     --------------------          ---------------
     Val M. Avery..............................        14,000   (2)                     *
     Allen S. Braswell, Jr**...................     1,794,381   (3)                   11.5%
     August P. Bruehlman.......................        72,133   (4)                     *
     Jack Calderon.............................       241,448   (5)                    1.5%
     James A. Doran............................        37,825   (6)(7)                  *
     Jeffrey W. Goettman.......................     3,093,154   (8)                   16.6%
     Charles E. Hewitson**.....................     1,596,968   (9)                   10.3%
     Robert K. McNamara........................        36,166  (10)                     *
     Robert Monaco.............................       640,000                          4.1%
     Richard L. Monfort........................       754,875   (7)(11)                4.9%
     Gerald J. Reid............................       512,352  (12)                    3.3%
     Masoud S. Shirazi.........................        49,675   (7)(13)                 *
     Chuck Tillett.............................        30,000  (14)                     *
     John C. Walker............................            --  (15)                     *
     Deltec Asset Management Corporation.......     1,379,740  (16)                    8.9%
     Dimensional Fund Advisors.................     1,112,700  (17)                    7.2%
     Thayer-BLUM Funding, L.L.C................     3,093,154  (18)                   16.6%

     All directors and executive officers as a
     group, including persons named above
     (14 persons)..............................     8,872,977  (19)                   46.4%

_____________________
*   Less than one percent.
** The address of each of these persons is 9351 Grant Street, Sixth Floor, Denver, Colorado 80229.

(1) Based solely upon reports of beneficial ownership required to be filed with the Securities and Exchange Commission pursuant to Rule 13d-1 under the Securities and Exchange Act of 1934, the Company does not believe that any other person beneficially owned, as of March 31, 2000, greater than five percent of the outstanding common stock.
(2) Includes 14,000 shares of common stock subject to currently exercisable options granted under the Company's Equity Incentive Plan.
(3) Includes 369,442 shares held by the Allen S. Braswell, Jr. EFTC Family Limited Partnership, of which Allen S. Braswell Jr and his spouse, Alma L. Braswell, are the general partners, 11,000 shares held by the Allen S. Braswell, Sr. Trust, of which Allen S. Braswell, Sr., Allen S. Braswell, Jr.'s father, is the trustee, 343,735 shares held by the Allen S. Braswell, Jr. and Alma L. Braswell JTWROS, 4,000 shares held by the Allen S. and Alma
     L. Braswell Family Limited Partnership, 35,000 shares held by Circuit Test International, LP, of which Braswell Investment Corporation (Allen S., Braswell, Jr. is President) is a general partner and 1,031,204 shares held by Braswell GRIT Limited Partnership of which Braswell Investment Corporation (Allen S., Braswell, Jr. is President) is a general partner.
(4) Includes 71,633 shares subject to currently exercisable options granted under the Company's Equity Incentive Plan.
(5) Includes 117,941 shares of common stock subject to currently exercisable, non-qualified options granted in connection with the commencement of Mr. Calderon's employment and 112,307 shares of common stock subject to currently exercisable options granted pursuant to the Company's Equity Incentive Plan.
(6) Includes 15,750 shares of common stock that are subject to currently exercisable options under the Company's Equity Incentive Plan.
(7) Includes 20,250 shares of common stock that are subject to currently exercisable options under the Company's Stock Option Plan for Non-Employee
     Directors.   Options for an additional 375 shares vest each month until
     March 2001 under such plan.
(8) Mr. Goettman's address is 1455 Pennsylvania Avenue, N.W., Suite 350, Washington D.C. 20004. Includes 3,093,154 shares of common stock subject to exercise of the warrant issued to Thayer-BLUM Funding. See Note 18 below.
(9) Includes 10,250 shares of common stock that are subject to currently exercisable options under the Company's Stock Option Plan for Non-Employee Directors. Options held by such director for an additional 375 shares vest each month until March 2001 under such plan. Also includes 528,531 shares of common stock owned by Matthew Hewitson and 528,531 shares of common stock owned by Gregory Hewitson, brothers of Charles Hewitson. Charles Hewitson disclaims beneficial ownership of the shares of common stock owned by Matthew Hewitson and Gregory Hewitson.
(10) Mr. McNamara's address is Broadview International, LLC, One Bridge Plaza, Fort Lee, NJ 07024. Includes 20,250 shares of common stock that are subject to currently exercisable options under the Company's Stock Option Plan for Non-Employee Directors. Options held by such director for an additional 333 shares vest each month until May 2000 under such plan. Thereafter options for an additional 250 shares vest until March 2001 under such plan. Also includes 15,000 shares of common stock owned jointly with Irene Z. McNamara, Mr. McNamara's wife.
(11) Includes 271,500 shares held by the Monfort Family Partnership, 250,000 shares held by Rick Montera and Kay Montera JTWROS, 125,000 shares of common stock owned by a partnership in which Mr. Monfort is the principal investor and 87,000 shares of Common Stock owned by three of Mr. Monfort's minor children.
(12) Includes 10,250 shares of common stock that are subject to currently exercisable options under the Company's Stock Option Plan for Non-Employee Directors. Options held by such director for an additional 375 shares vest each month until March 2001 under such plan. Also includes 289,551 shares of common stock that are held by Lucille Reid, Gerald, R. Reid's wife.
(13) Mr. Shirazi's address is Shirazi & Associates, Inc., 1770 25th Avenue, #302, Greeley, CO 80634. Includes 300 shares of common stock owned by several of Mr. Shirazi's minor children.
(14) Includes 30,000 shares of common stock subject to currently exercisable options granted under the Company's Equity Incentive Plan.
(15) Mr. Walker's address is 909 Montgomery Street, Suite 400, San Francisco, CA. 94133. Mr. Walker is a partner in RCBA Strategic Partners, L.P. See
     Note 18 below.
(16) The address of Deltec Asset Management Corporation is 645 Fifth Avenue, New York, NY 10022. Deltec reported shared dispositive power and shared voting power with regard to 1,379,740 shares of common stock.
(17) The address of Dimensional Fund Advisors is 1299 Ocean Avenue, 11th Floor, Santa Monica, CA 90401.
(18) Thayer-BLUM Funding was formed to hold securities of the Company. Includes 3,093,154 shares of common stock which may be purchased upon exercise of the warrant issued to Thayer-BLUM Funding. This warrant is not currently exercisable. A Schedule 13D relating to this issuance was jointly filed by Thayer-BLUM Funding, L.L.C., a Delaware limited liability company (the "Purchaser"), Thayer Equity Investors IV, L.P., a Delaware limited partnership, TC Equity Partners IV, L.L.C., a Delaware limited liability company, TC Manufacturing Holdings, L.L.C., a Delaware limited liability company, TC Co-Investors IV, LLC, a Delaware limited liability company, TC Management Partners IV, L.L.C., a Delaware limited liability company (together each of Thayer Equity Investors IV, L.P., TC Equity Partners IV, L.L.C., TC Manufacturing Holdings, L.L.C., TC Co-Investors IV, LLC, and TC Management Partners IV, L.L.C., the "Thayer Entities"), RCBA Strategic Partners, L.P., a Delaware limited partnership, BLUM Capital Partners, L.P., a California limited partnership, Richard C. Blum & Associates, Inc., a California corporation, RCBA GP, L.L.C., a Delaware limited liability company (together each of RCBA Strategic Partners, L.P., BLUM Capital Partners, L.P., Richard C. Blum & Associates, Inc., and RCBA GP, L.L.C. the "BLUM Entities") and Frederic V. Malek, Carl J. Rickertsen, Jeffrey W. Goettman, Susan Gallagher and Richard C. Blum as individuals (the "Individuals") (each of the Purchaser, the Thayer Entities, the BLUM Entities, and the Individuals a "Reporting Person" and taken together the "Reporting Persons"). The principal business offices of each of Purchaser, the Thayer Entities, and Frederic V. Malek, Carl J. Rickertsen, Jeffrey W. Goettman and Susan Gallagher is 1455 Pennsylvania Avenue, N.W., Suite 350, Washington D.C. 20004. The business address of each of the BLUM Entities and Richard C. Blum is 909 Montgomery Street, Suite 400, San Francisco, CA. 94133. Thayer Equity Investors IV, L.P. and TC Manufacturing Holdings, L.L.C. are members of Thayer-BLUM Funding, L.L.C. TC Equity Partners IV, L.L.C. is the general partner of Thayer Equity Investors IV, L.P. TC Co-Investors IV, LLC is the managing member of TC Manufacturing Holdings, L.L.C. TC Management Partners IV, L.L.C. is the managing member of TC Co-Investors IV, LLC. RCBA Strategic Partners, L.P. is a member of Thayer-BLUM Funding, L.L.C. RCBA GP, L.L.C. is the general partner of RCBA Strategic Partners, L.P. Each of Frederic V. Malek, Carl J. Rickertsen, Jeffrey W. Goettman and Susan Gallagher are members of TC Management Partners IV, L.L.C. and TC Equity Partners IV, L.L.C. Each of the Reporting Persons reported shared dispositive power and shared voting power as to the 3,093,154 shares of common stock issuable upon exercise of the warrant.
(19) Of such 8,872,977 shares, as of June 30, 2000, 469,672 represent shares of common stock subject to options that are currently exercisable or, within 60 days of June 30, 2000, will become exercisable and 3,093,154 shares represent shares issuable upon exercise of the warrant issued to Thayer-BLUM Funding. This warrant is not currently exercisable.

                            EXECUTIVE COMPENSATION

     Summary Compensation Table. The following table sets forth certain information regarding the compensation paid in the last three fiscal years to the most highly compensated executive officers of the Company.

                          Summary Compensation Table
                          --------------------------

                                                                                Long-Term
Name and                                         Annual Compensation           Compensation
                                                 -------------------              Awards               All Other
Principal Position              Year           Salary($)      Bonus($)          Options(#)          Compensation($)
------------------              ----           ---------      --------          ----------          ---------------
Jack Calderon                   1999(1)          $287,894            --             --               $ 2,241(2)
   Chairman, President and      1998 *           $240,885       $82,500        175,000(3)            $ 2,218(2)
   Chief Executive Officer      1997             $200,000       $40,000        200,000               $10,147(2)
   (17)
Stuart W. Fuhlendorf            1999(4)          $180,019(5)         --        200,000(6)                 --
   Vice President and Chief     1998*            $178,385       $28,050         24,615(7)                 --
   Financial Officer            1997             $ 85,000       $33,500        110,000                    --

August P. Bruehlman             1999(8)          $123,317            --             --                    --
   Chief Administrative         1998*            $120,692       $21,840         14,769(9)                 --
   Officer and Secretary        1997             $ 77,086       $ 7,800         75,000                    --
Allen S. Braswell, Jr.          1999             $122,740(10)        --             --                    --
   Senior Vice President        1998*            $168,756       $14,438         60,818(11)           $16,849(12)
   and President of EFTC        1997(13)         $ 47,115            --        110,000                    --
   Services
Chuck Tillett                   1999(14)         $214,077            --             --                    --
   Chief Operations             1998(15)         $ 83,970            --        150,000                    --
   Officer                      1997                   --            --             --                    --
Val Avery                       1999             $130,000            --          5,000                    --
   Chief Information            1998(16)         $ 73,018            --         85,000                    --
   Officer                      1997                   --            --             --                    --

____________________
* These officers named in this table voluntarily forfeited their salaries for one pay period in 1998 to assist the Company's short-term liquidity position. If they had collected their salaries for that pay period, Mr. Calderon's salary for 1998 would have been $250,000; Mr. Fuhlendorf's salary for 1998 would have been $185,000; Mr. Bruehlman's salary for 1998 would have been $125,000; and Mr. Braswell's salary for 1998 would have been $175,000.
(1) Mr. Calderon voluntarily took a 15% reduction in salary during the period beginning July 4, 1999 through October 10, 1999 to assist the Company's short-term liquidity position. If Mr. Calderon had collected his full salary for that period, his salary for 1999 would have been $300,000.
(2) Represents allocation of income associated with personal use of an automobile provided by the Company.
(3) Mr. Calderon was granted 350,000 options in June 1998. These options were canceled and Mr. Calderon was granted 175,000 new options in connection with a repricing of options by the Company in December 1998.
(4) Mr. Fuhlendorf voluntarily took a 10% reduction in salary during the period beginning July 4, 1999 through October 10, 1999 to assist the Company's short-term liquidity position. If Mr. Fuhlendorf had collected his full salary for that period, his salary for 1999 would have been $185,000.
(5)  Mr. Fuhlendorf resigned from the Company effective March 27, 2000.
(6) Due to Mr. Fuhlendorf's resignation effective March 27, 2000, 165,000 options expired on March 27, 2000 and 35,000 expired on June 27, 2000.
(7) 50,000 options granted to Mr. Fuhlendorf in 1997 were canceled and 24,615 new options were granted to Mr. Fuhlendorf in connection with a repricing of options by the Company in December 1998.

(8) Mr. Bruehlman voluntarily took a 5% reduction in salary during the period beginning July 4, 1999 through October 10, 1999 to assist the Company's short-term liquidity position. If Mr. Bruehlman had collected his full salary for that period, his salary for 1999 would have been $125,000.
(9) 30,000 options granted to Mr. Bruehlman in 1997 were canceled and 14,769 new options were granted to Mr. Bruehlman in connection with a repricing of options by the Company in December 1998.
(10) Mr. Braswell's employment agreement with the Company was terminated on August 31, 1999.
(11) 110,000 options granted to Mr. Braswell in 1997 were canceled and 60,818 new options were granted to Mr. Braswell in connection with a repricing of options by the Company in December 1998.
(12) Represents payment to defray moving expenses related to Mr. Braswell's relocation to Denver, Colorado in connection with his employment with the Company
(13) Mr. Braswell has been employed by the Company or a subsidiary of the Company since September 1997.
(14) Mr. Tillett voluntarily took a 10% reduction in salary during the period beginning July 4, 1999 through October 10, 1999 to assist the Company's short-term liquidity position. If Mr. Tillett had collected his full salary for that period, his salary for 1999 would have been $220,000.
(15) Mr. Tillett has been the Company's Chief Operations Officer since October 1998. Mr. Tillett resigned from the Company effective July 28, 2000.
(16) Mr. Avery has been the Company's Chief Information Officer since June 1998.
(17) Mr. Calderon has resigned his positions as President and Chief Executive Officer effective July 17, 2000.

     Options Granted. The following table sets forth information concerning options granted in 1999 to the Company's executive officers named in the Summary Compensation Table.

                     Option Grants in the Last Fiscal Year
                     -------------------------------------

                                      Percent (%) of                                     Potential Realizable Value at
                                      Total Options                                       Assumed Annual Rate of Stock
                         Number of      Granted to     Exercise                          Price Appreciation for Option
                          Options       Employees      Price per      Expiration         ------------------------------
Name                      Granted      During 1999       Share           Date                5%                10%
----                      -------      -----------       -----           ----            -------------     ------------
Jack Calderon                    0              --            --                 --                 --               --
Stuart W.                  200,000            16.4         $5.00         5/17/09 (1)          $110,057         $278,905
     Fuhlendorf
August P.                        0              --            --                 --                 --               --
     Bruehlman
Allen S. Braswell,               0              --            --                 --                 --               --
     Jr.
Chuck Tillett                    0              --            --                 --                 --               --
Val Avery                    5,000             0.4         $4.00            1/25/09           $ 12,578         $ 31,875

___________________
*  Less than 0.1%.
(1) Due to Mr. Fuhlendorf's resignation effective March 27, 2000, 165,000 options expired on March 27, 2000 and 35,000 expired on June 27, 2000.

     Option Exercises and Year End Option Values. The following table sets forth information concerning options exercised in 1999 and outstanding options held by the Company's executive officers named in the Summary Compensation Table as of December 31, 1999, the end of the Company's last fiscal year.

                                                                Number of Unexercised           Value of Unexercised
                          Shares                                     Options at                 In-the-Money Options at
                          Acquired on       Value                December 31, 1999(#)           December 31, 1999($)
Name                      Exercise(#)       Realized($)       Exercisable/Unexercisable         Exercisable/Unexercisable
----                      ----------        ---------         -------------------------         -------------------------
Jack Calderon                      --                --           230,248 / 211,924                       --/--

Stuart W. Fuhlendorf               --                --             124,781 / --                          --/--

August P. Bruehlman                --                --              71,633 / 11,077                      --/--

Allen S. Braswell, Jr.             --                --                  -- / --                          --/--

Chuck Tillett                      --                --              30,000 / 120,000                     --/--

Val Avery                          --                --              14,000 / 76,000                      --/--

Compliance with Section 16(a) of the Exchange Act

      Under Section 16 of the Securities Exchange Act of 1934, the Company's directors and certain of its officers, and persons holding more than ten percent of the Company's common stock are required to file forms reporting their beneficial ownership of the Company's common stock and subsequent changes in that ownership with the Securities and Exchange Commission. Such persons are also required to furnish the Company copies of forms so filed. Based upon a review of copies of such forms filed with the Company: Mr. Braswell has not filed a report on Form 5 relating to one transaction, Mr. Calderon was late in filing a report on Form 4 relating to one transaction, Mr. Fuhlendorf was late in filing a report on Form 4 relating to one transaction, Mr. McNamara has not filed a report on Form 5 relating to one transaction and Mr. Reid has not filed a report on Form 5 relating to one transaction.

Compensation Committee Interlocks and Insider Participation

      Currently, the Compensation Committee consists of Robert K. McNamara, Richard L. Monfort, Masoud S. Shirazi, Gerald J. Reid, Charles E. Hewitson,
Jeffrey W. Goettman and John C. Walker.   Several members of the Compensation
Committee have engaged in transactions with the Company.

      Director Representation of Personal Electronics. Robert K. McNamara, the Chairman of the Compensation Committee, is a Managing Director of Broadview International LLC ("Broadview"), an investment banking firm, and in such capacity represented Personal Electronics in connection with its acquisition by the Company. Broadview is an investment bank that has represented numerous companies in connection with mergers and acquisitions in the technology sector. Broadview received a fee of $642,500 in connection with the consummation of the acquisition of Personal Electronics. Broadview earned a fee of $500,000 in connection with the sale of the Company's Services Division in September 1999 and this fee has been paid in full.

      Sale/Leaseback Transaction. Richard L. Monfort, a member of the Compensation Committee, entered into a sale/leaseback transaction with the Company. The Company sold two manufacturing facilities located in Newburg, Oregon and Tucson, Arizona to Mr. Monfort for $10.5 million. Mr. Monfort leased these manufacturing facilities back to the Company for a term of five years with monthly payments of $90,000. At the end of the lease term, the Company had the option to repurchase the facilities for approximately $9.4 million. In May 1999, the lease was amended to eliminate the purchase option, which resulted in the recharacterization of the lease from a capital lease to an operating lease. As such, the buildings and the related debt have been removed from the Company's balance sheet.

      Issuance of Subordinated Notes and Warrants. Mr. Richard L. Monfort, a member of the Compensation Committee, purchased $15 million in aggregate principal amount of subordinated notes issued by the Company on September 9, 1997. The subordinated notes had a maturity date of December 31, 2002 and provided for interest at a variable rate (adjusted monthly) equal to 2.00% over the applicable LIBOR rate. The proceeds of these notes were used to acquire certain assets from Honeywell (formerly AlliedSignal, Inc.). In connection with the issuance of these subordinated notes, the Company issued warrants to purchase 500,000 shares of the Company's common stock at an exercise price of $8.00 per share to Mr. Monfort. The warrants were exercised on October 9, 1997 resulting in net proceeds to the Company of $4.0 million. The Company prepaid $10.0 million of the outstanding principal amount of these notes early in December 1997 from the proceeds of a loan from the Company's senior lender. In connection with such prepayment, the Company agreed to pay a fee of approximately $325,000 to be paid in equal monthly increments until the maturity of the notes.

      In November 1999, Mr. Monfort purchased $5 million in aggregate principal amount of subordinated notes issued by the Company. These notes had a maturity date of March 30, 2000 and provided for interest at a rate of 10%.
The proceeds of these notes were used for general operating purposes. In connection with the Purchase Agreement, the Company repaid the $10.0 million in principal amount outstanding under both subordinated notes. In addition, the Company paid the remaining outstanding prepayment fee of approximately $150,000 due in connection with the prepayment of the September 1997 notes and a fee of $100,000 due upon maturity of the November 1999 note. In addition, the November note agreement was amended to provide for issuance of $3.0 million in aggregate principal amount of subordinated notes, with a maturity date of March 30, 2004 and bearing interest at 10%.

      Transactions with Shirazi & Associates, P.C. During 1999, third parties doing business with the Company paid Shirazi & Associates, P.C., an employee benefit and consulting firm owned by Masoud Shirazi, one of the Company's directors, approximately $230,000 in commissions.

      Recapitalization Transaction. Mr. Goettman and Mr. Walker, each of whom are members of the Compensation Committee, are partners in Thayer Capital Partners and BLUM Capital Partners, respectively. Thayer-BLUM Funding, L.L.C., an affiliate of both Thayer Capital Partners and BLUM Capital Partners has entered into the Purchase Agreement with the Company which provides for a recapitalization of the Company.

      Hewitson Consulting Agreements. On February 24, 1997, the Company entered into five-year consulting agreements with Messrs. Charles E. Hewitson, Matthew
J. Hewitson and Gregory C. Hewitson. Each of these consultants is being paid approximately $160,000 per year and reimbursed his out-of-pocket expenses associated with the performance of his duties. Each has agreed to devote sufficient working time, attention and energies to the business of the Company, but not in excess of 80% of the equivalent of being engaged on a full-time basis. The Consulting Agreements prohibit the consultant from providing services to, or owning 5% or more of the outstanding stock of, a competitor of the Company during the term of his engagement and for two years after the termination of his engagement.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Employment Agreements

     The Company has entered into employment agreements with certain of its directors and current and former employees, including Messrs. Braswell, Bass, Calderon, Fuhlendorf and Monaco.

     Braswell Employment Agreement. Mr. Braswell's agreement provided for him to be employed for a term of three years, expiring on September 30, 2000, at a base salary of $175,000. Mr. Braswell's employment agreement with the Company terminated on August 31, 1999 in connection with his accepting employment with Jabil Global Services, a subsidiary of Jabil Circuit, Inc., after the sale of the Company's EFTC Services Group to Jabil. Mr. Braswell served as President of EFTC Services Group prior to its acquisition by Jabil.

     Bass Employment Agreement. Mr. Bass's agreement provides for him to be employed as Chief Executive Officer of the Company for a term beginning on July 17, 2000 and ending on December 31, 2003, which term automatically extends for successive one-year periods until the agreement is terminated. Mr. Bass's agreement provides for a minimum annual base salary of $300,000 and incentive-based bonus compensation in an amount determined by the Compensation Committee. The Company may terminate such employment agreement with or without cause. In case of a termination without cause, however, the Company must continue Mr. Bass's base salary and prorated bonus compensation for a period of one year from the date of termination. Mr. Bass's agreement also provides for an initial award of stock options to purchase 900,000 shares of common stock at an exercise price of $2.63 per share under the Company's 2000 Equity Stock Option Plan, subject to approval of the plan by the Company's shareholders. Options to purchase 450,000 shares vest over five years (20% of which vest immediately, the remaining 80% vest incrementally over five years) and options to purchase the remaining 450,000 shares vest based upon achieving certain benchmark internal rates of return in the Company.

     Calderon Employment Agreement. Mr. Calderon's agreement provides for him to be employed in his current position for a term of approximately three and one-half years ending December 31, 2001 which then automatically extends for 90-day periods until terminated. Mr. Calderon's agreement provides for a base salary of $300,000 for the year ended December 31, 1999 and a base salary of $350,000 for the remaining term of the employment agreement. The Company may terminate such employment agreement with or without cause. In case of a termination without cause, however, the Company must continue the terminated employee's salary and benefits for a severance period of one year. Mr. Calderon's agreement also provides for his salary and benefits to continue for twelve months after termination of employment if the employment agreement expires, and Mr. Calderon does not remain an employee of the Company. Mr. Calderon's agreement also provided for the Company to grant to Mr. Calderon non-qualified stock options to purchase 350,000 shares of common stock at an exercise price of $16.00. Mr. Calderon elected to reprice such options in December 1998. Such options vest in 10% increments upon the common stock of the Company achieving certain trading levels above the exercise price. Mr. Calderon resigned from his positions as President and Chief Executive Offer of the Company, effective July 17, 2000.

     Fuhlendorf Employment Agreement. Mr. Fuhlendorf's employment agreement had provided for him to be employed as Chief Financial Officer, for an initial term of three years, which ended in March 1997, automatically extended for 90-day periods until terminated. Mr. Fuhlendorf resigned from his position with the Company, effective March 27, 2000.

     Monaco Employment Agreement. The Company had an employment agreement with Mr. Monaco which provided for him to be employed in his current capacity as General Manager of Personal Electronics at a base salary of $125,000 for an initial term of two years. This contract expired on March 31, 2000 and the parties are currently in the process of negotiating a new employment agreement. The Company and Mr. Monaco have agreed in principle that the Company will employ Mr. Monaco as a general manager of the Company. Mr. Monaco will receive an annual base salary of $200,000 per year, bonus compensation in an amount based upon mutually determined performance criteria and bonus compensation contingent upon Mr. Monaco's continued employment. The Company has agreed to grant Mr. Monaco options to purchase 300,000 shares of common stock at an exercise price of $2.63 per share under the Company's 2000 Equity Stock Option Plan, subject to approval of the plan by the Company's shareholders. Options to purchase 150,000 shares vest over five years and options to purchase the remaining 150,000 shares vest based upon achieving certain benchmark internal rates of return.

Compensation of Directors

     Directors who are not also employees of the Company receive $1,000 for each quarter in which the director attended a meeting in person and $250 per additional Board or committee meeting attended in person, unless such committee meeting is held in conjunction with a meeting of the full Board of Directors. Directors who are also employees of the Company receive no additional compensation for serving as directors. The Company reimburses all of its directors for reasonable travel and out-of-pocket expenses in connection with their attendance at meetings of the Board of Directors or committees of the Board of Directors. The Company did not pay or accrue any director fees from July 1, 1999 through March 31, 2000. The Company has established a Stock Option Plan for Non-Employee Directors (the "Director Plan"). Options granted under the Director Plan have an exercise price equal to the fair market value of the common stock on the date of grant, are subject to certain vesting periods and expire 10 years following the date of grant.

Other Transactions

     In addition, the information set forth above under the caption "Compensation Committee Interlocks and Insider Participation" is incorporated herein by reference.

Compensation Committee Report

     The report of the Compensation Committee of the Board of Directors shall not be deemed incorporated by reference into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934 by any general statement incorporating this information statement by reference, except to the extent that the Company specifically refers to this report as being incorporated therein by reference, and shall not otherwise be deemed filed under such Acts.

     Compensation Policies. The Company's executive compensation policies are implemented by the Compensation Committee of the Board of Directors (the "Committee"). The Company is committed to providing an executive compensation program that promotes and supports the Company's goals and its long-term business objectives. The Company's compensation programs are intended to provide executives with incentives to contribute to the Company's successful financial performance and to enable the Company to attract, retain and reward highly skilled executive officers who contribute to the long-term success of the Company. The Company has designed its executive compensation program to implement the above policies. The Company's executive compensation program is comprised of three elements, each of which is determined in part by corporate performance. These elements consist of base salary, annual bonus and equity incentive compensation.

     Base Salary Compensation. The Committee evaluates and establishes the base salary levels of the President and Chief Executive Officer, the Chief Financial Officer, the Chief Administrative Officer, the Chief Information Officer, the Chief Operations Officer, and the Senior Vice Presidents of the Company. The Committee's determinations are based on certain factors, none of which are given more weight than any other factor, including, a survey of compensation levels for companies with market valuations, lines of business and/or revenues comparable to the Company, level of responsibility, performance of the Company, including its stock price performance, and individual performance of the executive officer.

     Annual Bonus Compensation. The Company has established a Management Bonus Plan. No bonuses were paid in 2000 to executives from the Management Bonus Plan for 1999. The Committee has determined that for 2000, in accordance with the Company's executive compensation policies, a bonus plan based on achieving specific performance targets, including corporate earnings per share, and will provide an incentive to executives to enhance the financial performance of the Company. The 2000 Bonus Plan will provide the President and Chief Executive Officer, the Chief Financial Officer, the Chief Administrative Officer, the Chief Information Officer, the Chief Operations Officer, and the Senior Vice Presidents of the Company with the opportunity to receive cash bonuses for achieving specific performance targets as determined by the Committee.

     Equity Incentive Compensation. Long-term management incentives are provided by periodically granting stock options to executives and other directors and managers under the Company's Equity Incentive Plan. The Committee uses specific criteria to determine such stock option grants. In granting stock options, the Committee considers factors that are generally the same as those used in determining base salaries and annual bonuses. The Committee also considers the number of options previously awarded to and held by executive officers in determining current option grants.

                                    COMPENSATION COMMITTEE

                                    Robert K. McNamara, Chair
                                    Richard L. Monfort
                                    Masoud S. Shirazi
                                    Gerald J. Reid
                                    Charles E. Hewitson
                                    Jeffrey W. Goettman
                                    John C. Walker


Stock Price Performance Graph

     The stock price performance graph shall not be deemed incorporated by reference into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934 by any general statement incorporating this information statement by reference, except to the extent that the Company specifically refers to this information as being incorporated therein by reference, and shall not otherwise be deemed filed under such Acts.

     The graph below compares the cumulative return of the Company's common stock against the Nasdaq Composite Index and an Electronic Manufacturing Service Index, which is an index of public electronic manufacturing service providers selected by the Company as representative of the industry in which the Company competes. The cumulative return depicted is based upon an initial investment of $100 over the period March 3, 1994 through December 31, 1999 and the last reported sale price of the common stock as reported on the Nasdaq National Market March 3, 1994 ($7.88), the first day on which the common stock was traded, and on the last trading day of each year ended thereafter, including December 30, 1994 ($7.63), December 29, 1995 ($4.00), December 30, 1996 ($4.63), December 31,1997 ($16.25), December 31,
1998 ($5.063) and December 31, 1999 ($1.8125).

     The Company is using the internally generated Electronic Manufacturing Service Index (the "EMS Index") for the purpose of presenting relative stock price performance information in the Company's proxy statements. The EMS Index represents a smaller group of companies than the Nasdaq Electronic Component Index and only includes electronic manufacturing service providers engaged in business similar to the Company's. In contrast, the Nasdaq Electronic Component Index includes companies engaged in all areas of manufacturing electronic components, including both parts and assemblies as well as circuit boards and finished products. Consequently, the Company believes that the electronic manufacturing service providers that are included within the EMS Index are more representative of the industry in which the Company competes. The Company also believes that industry analysts use groups of companies substantially similar to those included in the Company's EMS Index when analyzing the performance of the Company and its competitors. In addition to the Company, the EMS Index includes the following issuers: Benchmark Electronics, Inc., DII Group, Inc., IEC Electronics Corp., Jabil Circuit, Inc., Plexus Corp., Sanmina Corporation, SCI Systems, Inc. and Solectron Corporation. Altron Incorporated had been included in the Company's EMS index in the past, but was eliminated after it was acquired by Sanmina Corporation.

                             [GRAPH APPEARS HERE]

NAME               3/3/94  12/30/94 12/29/95 12/31/96 2/31/97  12/31/98 2/31/99
----
Nasdaq Composite
 Index                100     95.84   134.10   164.55  200.15    279.47  518.66

Electronic
 Manufacturing        100     76.40    95.50   119.10  215.01    309.82  419.92
 Service Index

EFTC Corporation      100    101.67    53.33    61.67  216.67     67.50   24.17